

AZTAR 2003 ANNUAL REPORT

AZTAR CORPORATION

WE OPERATE CASINOS IN THE UNITED STATES. WITH APPROXIMATELY $1.3 BILLION IN ASSETS AND 2003 REVENUES OF APPROXIMATELY $813 MILLION, WE HAVE BEEN IN THE GAMING BUSINESS FOR MORE THAN 24 YEARS, AND TODAY OPERATE THREE CASINO HOTELS IN MAJOR GAMING MARKETS AS WELL AS TWO RIVERBOAT CASINOS. THE PROPERTIES ARE TROPICANA CASINO AND RESORT IN ATLANTIC CITY, NEW JERSEY, TROPICANA RESORT AND CASINO IN LAS VEGAS, NEVADA, RAMADA EXPRESS HOTEL AND CASINO IN LAUGHLIN, NEVADA, CASINO AZTAR IN CARUTHERSVILLE, MISSOURI, AND CASINO AZTAR IN EVANSVILLE, INDIANA.

OUR PRODUCT CONCEPT IS THE CREATION OF FUN, FANTASY, EXCITEMENT AND ENTERTAINMENT IN A CASINO GAMING ENVIRONMENT. EACH OF OUR CASINOS IS DESIGNED AND OPERATED TO SERVE THE UNIQUE DEMOGRAPHICS OF ITS PARTICULAR MARKET. OUR STAFF IS DEDICATED TO THE PRINCIPLES OF FRIENDLINESS AND SERVICE. OUR GOAL IS TO ENHANCE THROUGH OPERATING EXCELLENCE THE VALUE OF OUR SHAREHOLDERS' INVESTMENT IN OUR COMPANY WHILE MAINTAINING A PRUDENT FINANCIAL POSITION.

FINANCIAL HIGHLIGHTS

(in millions, except per share data)	2003	2002	2001	2000	1999
Revenues	$813.1	$834.3	$849.5	$848.1	$800.3
Operating Income	125.0	136.5	131.4	115.5	89.6
Net Income per Common Share Assuming Dilution	1.66	1.51	1.48	1.23	0.12

TO OUR SHAREHOLDERS . . .

Our company is on the move. We are building and expanding, capitalizing on our solid financial foundation and the strength of our existing assets. At this writing in March 2004, we are only a half-year from opening the major expansion of Tropicana Atlantic City, which we believe will add significantly to our cash flow and earnings. We also are about a year away from a decision point on proceeding with a complete redevelopment of our tremendous real estate location on the world-famous Strip, the 34-acre site of Tropicana Las Vegas.

The components of the Tropicana Atlantic City expansion are spectacular—a grand-scale dining, entertainment, retail and spa complex to be known as The Quarter at Tropicana, a 502-room hotel tower, a 2,400-space parking garage, and 20,000 square feet of meeting and conference space. These new facilities will open all at one time and in a truly first-class fashion. The expansion is the largest non-gaming build-out in the history of Atlantic City. When it is completed, the entire Tropicana will cover 14 acres. The expansion will create in one property the largest hotel in New Jersey and the third-largest casino in Atlantic City at 137,000 square feet.

The Quarter, the 200,000-square-foot centerpiece of the expansion, will recreate the sophisticated and romantic ambiance of Old Havana and will house new and exciting restaurant, entertainment, retail and spa offerings. It will feature many of the most well-known and successful brands in their categories. Regional restaurants including New York's Carmine's, Philadelphia's Cuba Libre, and Las Vegas' Red Square will join well-known national restaurants including P. F. Chang's China Bistro and the Palm Restaurant in making their Atlantic City debuts in The Quarter. Exciting entertainment venues will include The Sound of Philadelphia nightclub and restaurant, Ri-Ra Irish Pub music club and restaurant, The Comedy Stop Cabaret & Café, Planet Rose karaoke club, and The IMAX Theater. National apparel, accessory and lifestyle brands such as MONDI, Chico's, Brooks Brothers, and White House/Black Market, as well as unique, regional and fun-oriented retailers such as Melonie de France, Old Farmer's Almanac, Hats in the Belfry, and The Spy Store will round out The Quarter. Upon completion of the expansion, over 40 new dining, entertainment, retail and spa outlets will comprise The Quarter, which, when added to the existing outlets, will result in over 60 dining, entertainment, retail and spa experiences at the Tropicana.



Paul E. Rubeli
Chairman of the Board, CEO

Robert M. Haddock
President, CFO

The potential for the expansion is underscored by the success that The Borgata Casino and Spa has had in expanding the Atlantic City market since its opening in July 2003. The room capacity added there and at other properties in the market is generating significant market growth beyond the peak summer months.

Our project will further solidify Atlantic City as a regional getaway destination with a far broader getaway experience than has been available in the past. By offering a unique mix and critical mass of non-gaming options, the Tropicana becomes both the reason to believe in – and the reason to go to – Atlantic City. The bottom line is that our future in Atlantic City is bright.

Our other great opportunity for growth, the redevelopment of the 34-acre site of Tropicana Las Vegas, is looking more promising all the time. There are three major factors we have wanted to evaluate before making the decision to proceed with a redevelopment. First, we have wanted to get a better handle on the nature of the country's economic recovery; it seems to be progressing satisfactorily. Second, we have wanted to gauge the extent of the recovery in the Las Vegas casino market; it has been doing great. And third, we have wanted to validate the anticipated incremental operating cash flow from the expanded Tropicana Atlantic City; we continue to be very optimistic on this.

The master plan for redevelopment of the Las Vegas Tropicana site envisions the creation of two separate but essentially equal and interconnected sites. We would develop the north site, on the southeast corner of Las Vegas Boulevard (the Strip) and Tropicana Avenue. The south site would be held for future company or joint development. The design concept that we are finalizing for the north site calls for 2,500 hotel rooms and suites, 200,000 square feet of dining, entertainment and retail facilities, a 120,000-square-foot casino, a 3,800-car parking garage, and a spectacular four-acre rooftop pool recreation deck overlooking the Strip. The plan anticipates an all-in cost of around $700 million, excluding the value of the land, which we already own.

We know the site of the Las Vegas Tropicana is a tremendous real estate location and we believe we have a great concept for the redevelopment. Now in early 2004, the architectural and interior design work on the Tropicana Las Vegas site redevelopment plan is nearing completion. Accordingly, we are on track for a decision on Las Vegas Tropicana redevelopment in the first quarter of 2005.

We also are pursuing developments at our other three properties. Ramada Express is adding casino amenities and improvements. Casino Aztar Caruthersville is converting an outdoor arena into a recreational-vehicle and over-the-road truck park that we anticipate will produce incremental overnight business for a relatively modest investment. Casino Aztar Evansville is constructing an executive conference center that will add a new dimension to that property, with approximately 11,000 square feet of dedicated meeting space as well as appropriate pre-function and service areas.

So there is a bright future before us. We are on firm financial footing. We will reap the benefits of the Tropicana Atlantic City expansion. And we have great plans to maximize the potential of the Las Vegas Tropicana site. We are more excited than ever about our prospects for growth and for creating value for our shareholders.

In closing, we want to express our deepest sympathy to all affected by the tragic construction accident on the site of the expansion project at Tropicana Atlantic City on October 30, 2003. To the families of the workers who lost their lives, to the workers who were injured and to their families, and to all in the Atlantic City community who were touched by this tragedy, we can only say that we share deeply in your sense of loss.

AZTAR CORPORATION & SUBSIDIARIES
SUMMARY OF SELECTED FINANCIAL DATA[a]

	2003	2002	2001	2000	1999(b)
				For the Five Years Ended January 1, 2004	
OPERATIONS DATA (IN THOUSANDS)					
Revenues	$ 813,146	$ 834,274	$ 849,463	$ 848,088	$ 800,314
EBITDA(c)	175,929	186,979	183,221	169,399	[illegible]
Depreciation and amortization	(50,906)	(50,499)	(51,813)	(53,924)	[illegible]
Operating income	125,023	136,480	131,408	115,475	[illegible]
Net interest income and (expense)	(35,639)	(40,189)	(37,623)	(40,565)	[illegible]
Equity in unconsolidated partnership's loss	—	(458)	(3,702)	(4,215)	[illegible]
Loss on early retirement of debt	—	—	—	—	(24,216)
Income taxes	(28,454)	(36,974)	(32,074)	(17,578)	(3,746)
Net income	60,930	58,859	58,009	53,117	[illegible]
COMMON STOCK DATA (PER SHARE)					
Net income per common share	$ 1.72	$ 1.56	$ 1.53	$ 1.28	$ [illegible]
Net income per common share assuming dilution	1.66	1.51	1.48	1.23	[illegible]
Cash dividends declared	—				
Equity	15.60	13.92	12.38	10.92	[illegible]
BALANCE SHEET DATA (IN THOUSANDS AT YEAR END)					
Total assets	$1,347,773	$1,210,682	$1,060,956	$[illegible]	$[illegible]
Long-term debt	628,603	524,066	458,659	[illegible]	[illegible]
Series B convertible preferred stock	5,253	5,601	5,959	[illegible]	[illegible]
Shareholders' equity	534,574	515,354	463,841	422,706	[illegible]
OTHER FINANCIAL DATA (IN THOUSANDS)					
Net cash provided by (used in) operating activities	$ 111,365	$ 128,548	$ 137,067	$ 123,631	$ [illegible]
Net cash provided by (used in) investing activities	(168,973)	(187,269)	(56,020)	(30,499)	[illegible]
Net cash provided by (used in) financing activities	75,298	19,495	(37,005)	(93,232)	[illegible]

(a) See NOTES 1., 3., 5., 14., 15. and 16. of the NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b) Reclassified the loss on early retirement of debt out of extraordinary items as a result of adopting Financial Accounting Standards Board Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections."

(c) EBITDA is net income before income taxes, loss on early retirement of debt, equity in unconsolidated partnership's loss, net interest income and (expense), and depreciation and amortization. EBITDA should not be construed as a substitute for either operating income or net income as they are determined in accordance with generally accepted accounting principles (GAAP). The Company uses EBITDA as a measure to compare operating results among its properties and between accounting periods. The Company manages cash and finances its operations at the corporate level. The Company manages the allocation of capital among properties at the corporate level. The Company also files a consolidated income tax return. The Company accordingly believes EBITDA is useful as a measure of operating results at the property level because it reflects the results of operating decisions at that level separated from the effects of tax and financing decisions that are managed at the corporate level. The Company also uses EBITDA as the primary operating performance measure in its bonus programs for executive officers. The Company also believes that EBITDA is a commonly used measure of operating performance in the gaming industry and is an important basis for the valuation of gaming companies. The Company's calculation of EBITDA may not be comparable to similarly titled measures reported by other companies and, therefore, any such differences must be considered when comparing performance among different companies. While the Company believes EBITDA provides a useful perspective for some purposes, EBITDA has material limitations as an analytical tool. For example, among other things, although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect the requirements for such replacements. Interest expense, net of interest income, and income taxes are also not reflected in EBITDA. Therefore, the Company does not consider EBITDA in isolation, and it should not be considered as a substitute for measures determined in accordance with GAAP. A reconciliation of EBITDA with operating income and net income as determined in accordance with GAAP is reflected in the above summary.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

INTRODUCTION

We own and operate casino hotels in Atlantic City, New Jersey and Las Vegas, Nevada, under the Tropicana name and in Laughlin, Nevada, as Ramada Express. We own and operate casino riverboats in Caruthersville, Missouri and Evansville, Indiana under the Casino Aztar name. Our product concept is the creation of fun, fantasy, excitement and entertainment in a casino gaming environment. Each of our casinos is designed and operated to serve the unique demographics of its particular market.

Approximately 79% of our consolidated revenues were generated from gaming activities and nearly 9% from rooms revenue. Gaming activity is generated from two primary sources: (1) slot machines and (2) table games. Casino revenue is the net win from gaming activities, which is the difference between gaming wins and losses before deducting costs and expenses. This is also referred to as the hold. The hold percentage is the relationship of hold to the total amount wagered. Rooms revenue is driven primarily by two factors: (1) average daily rate and (2) occupancy percentage. The average daily rate is a measure of the average rooms revenue generated per occupied room per night. The occupancy percentage is a measure of what portion of our total rooms available are occupied by guests. Both measurements are impacted primarily by customer demand.

GENERAL THEMES

Our company and our industry rely in great part on consumer discretionary spending. As a result, we will generally experience higher revenues and operating income in periods of economic growth and when consumer confidence is rising. However, industry revenue tends to be less cyclical than in some other discretionary sectors.

As discussed below, several states are considering legalizing various forms of casino gaming, from slots at horse racing tracks to full-service casinos. To the extent such competitive products are introduced in markets which overlap with our established casino markets, there may be dilution of our market penetration. Further, the expansion in the number of Native American casinos may slow or reverse growth in certain of our markets.

Over the past two years, several jurisdictions in which casino gaming is conducted have increased taxes on gaming and hotel operations, including gaming taxes, hotel taxes and admissions taxes. In an environment in which many state governments are dealing with budget shortfalls, the potential for further tax increases on the industry exists.

In order to facilitate growth, large amounts of capital are required for the construction, expansion and acquisition of casino facilities. During most of 2003 and in early 2004, the industry has had access to abundant and relatively inexpensive sources of capital as interest rates have continued at historic record lows. The continued availability of this inexpensive capital will be critical as we look for growth and expansion opportunities in the future.

The casino and hospitality industries can be adversely affected by terrorist activity or the threat, perceived or otherwise, of terrorist activity. Such activity or threat may limit levels of business and personal travel and cause concerns about the safety of high-profile recreational areas, such as Las Vegas.

PROPERTY SPECIFIC OPPORTUNITIES AND CHALLENGES

Tropicana Atlantic City

The most critical issue facing the Tropicana Atlantic City property in 2004 will be the establishment of a new timeline for the full resumption and completion of the construction of our hotel, garage and dining/entertainment/retail expansion. The expansion had been expected to open near the end of the first quarter 2004. On October 30, 2003, there was a serious accident on the expansion site that brought construction to a halt. Construction has recommenced on portions of the project, but debris removal from the accident area will need to be completed and the adjacent structure inspected before a full understanding of the reconstruction tasks and completion timeframe can be reached. Our preliminary schedule calls for the opening of the expansion by the end of September 2004. We are depending on the general contractor to perform under the terms of the contract and to deliver a completed project. We are also depending on the tenants in our dining/entertainment/retail complex to timely perform under the terms of their leases. Once the project is completed, our goal is for it to become an important engine of growth for the company.

In mid-2003, a new casino hotel (The Borgata Hotel, Casino and Spa) opened in Atlantic City. This represents the first new casino hotel addition to the Atlantic City market since 1990. The Borgata is an attractive, state-of-the-art property that has been successful in its first 6 months in the market, having garnered an 11% market share. While the entire Atlantic City market has grown with the addition of the Borgata, each casino hotel, including the Tropicana, will be challenged to sustain its revenue base until the market as a whole grows to absorb fully the new capacity generated by the Borgata.

Several nearby states are conducting or considering expansion or implementation of various forms of gaming. Pennsylvania is considering slots at horse racing tracks and a limited number of slot parlors in Philadelphia and/or Pittsburgh. Maryland is considering slots at horse racing tracks or larger full-scale casinos. The State of New York is witnessing the installation of video lottery terminals at certain of its horse racing tracks and the preparation for Native American casinos in the Catskills. While the proliferation of gaming in these jurisdictions is not positive for Atlantic City, we believe that a) the Eastern seaboard is still not approaching the penetration levels that other markets enjoy and b) the variety and breadth of the Atlantic City market sets it apart as unique from other venues in the region.

Tropicana Las Vegas

The Tropicana Las Vegas sits on an approximately 34 acre parcel at one of the premier locations in Las Vegas. After the ongoing expansion in Atlantic City, this property represents the next significant growth opportunity for us. The current operations at the site are successful, but the age of the improvements make us less attractive and competitive than many of the newer properties in our vicinity. We are evaluating whether to build a new casino hotel resort on the northernmost half (17 acres) of the property. A detailed design has almost been completed. The design concept that we are finalizing calls for 2,500 hotel rooms and suites, 200,000 square feet of dining, entertainment and retail facilities, a 120,000-square-foot casino, a 3,800-car parking garage, and a four-acre rooftop pool recreation deck overlooking the Strip. We plan to complete construction documents and estimated construction costs by the end of the second quarter of 2004. We will decide by the end of the first quarter of 2005 whether to proceed, whether to delay, or whether not to proceed at all with development.The decision to proceed may depend, among other things, upon the health of the Las Vegas and national economies, the competitive environment on the Las Vegas Strip, and the successful opening of the Atlantic City expansion. We expect the construction cost (not including the land component) to be approximately $700 million. We will have to raise a significant portion of the cost in the capital markets. The continued access to attractively priced capital will affect the economic cost of the project and the ultimate return to shareholders. We view this opportunity as an important next step in our growth. The southern portion of the site would be held for our future development, joint venture development, or sale for development by another party.

FINANCIAL CONDITION — LIQUIDITY AND CAPITAL RESOURCES

CASH

At January 1, 2004, our cash balance was higher than normal due to our fiscal year end being on a banking holiday following a very busy New Year's Eve.

REVOLVING CREDIT FACILITY

At January 1, 2004, the outstanding balance of our revolving credit facility was $146.5 million, leaving $114 million available for future borrowing after consideration of outstanding letters of credit. The maximum amount available decreases by $12 million on December 31, 2004, and quarterly thereafter until maturity on June 30, 2005. Interest on the revolving credit facility is computed based upon, at our option, a one-, two-, three- or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.5%, or the prime rate plus a margin ranging from zero to 1.25%. The applicable margin is dependent upon our outstanding indebtedness and operating cash flow.

The revolving credit facility imposes various restrictions on us, including limitations on our ability to incur additional debt, commit funds to capital expenditures and investments, merge or sell assets. The revolving credit facility prohibits dividends on our common stock (other than dividends payable in common stock) and repurchases of our common stock in excess of $250 million with limited exceptions. In addition, the revolving credit facility contains quarterly financial tests, including a minimum requirement for operating cash flow, a minimum ratio of fixed charge coverage and maximum ratios of total debt and senior debt to operating cash flow. At January 1, 2004, we are in compliance with these financial tests.

Our day-to-day operations are financed through a net working capital deficit, a practice that is common among companies operating in the gaming industry. Cash needs are evaluated daily, and if necessary, are satisfied by drawing on our revolving credit facility. Because our casinos generate significant cash flows on a daily basis, we generally apply any cash excesses to our revolving credit facility after satisfying current liabilities that are due within the course of their normal business cycle. We believe that the existence of a working capital deficit has no impact on our ability to operate our business or meet our obligations as they become due.

OTHER LONG-TERM DEBT

Our other variable-rate debt consists of a term loan and the Tropicana Enterprises loan. At January 1, 2004, the balance of the term loan was $47.75 million with quarterly principal payments of $0.125 million due on a calendar basis through June 30, 2004, and $11.875 million due quarterly thereafter until maturity on June 30, 2005. Interest on the term loan is computed based upon, at our option, a one-, two-, three- or six-month Eurodollar rate plus a margin of 2.5%. At January 1, 2004, the balance of the Tropicana Enterprises loan was $41.116 million with monthly principal payments of approximately $0.4 million, with a final payment of approximately $34 million due at maturity on June 30, 2005. The Tropicana Enterprises loan is collateralized by the Las Vegas Tropicana property. Interest is computed based upon, at our option, a one-, two-, three- or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.25%, or the prime rate plus a margin ranging from zero to 1.00%. The applicable margin is dependent upon our outstanding indebtedness and operating cash flow.

Our fixed-rate debt consists of 8 7/8% Senior Subordinated Notes due 2007 and 9% Senior Subordinated Notes due 2011. Interest on the 8 7/8% Notes is payable semiannually on May 15 and November 15. Interest on the 9% Notes is payable semiannually on February 15 and August 15.

The 8 7/8% Notes and 9% Notes, ranked *pari passu*, are general unsecured obligations and are subordinated in right of payment to all of our present and future senior indebtedness. Upon change of control of the company, the holders of the 8 7/8% Notes and 9% Notes would have the right to require repurchase of the respective notes at 101% of the principal amount plus accrued and unpaid interest. Certain covenants in the senior subordinated notes limit our ability to incur indebtedness, make certain payments or engage in mergers, consolidations or sales of assets.

The 8 7/8% Notes are redeemable at the option of the company, in whole or in part, at prices from 104.438% of the principal amount plus interest declining to 100% of the principal amount plus interest beginning May 15, 2006. At any time prior to August 15, 2006, the 9% Notes are redeemable at the option of the company, in whole or in part, at a price of 100% of the principal amount plus a redemption premium plus accrued and unpaid interest. The redemption premium will be equal to the greater of (1) 1% of the principal amount or (2) the excess of (A) the sum of the present values of (i) 104.5% of the principal amount and (ii) all required interest payments through August 15, 2006, excluding accrued but unpaid interest, computed in each case using a discount rate equal to the treasury rate at the time of redemption plus 50 basis points over (B) the principal amount. On or after August 15, 2006, the 9% Notes are redeemable at the option of the company, *in whole or in part, at prices from 104.5% of the principal amount plus interest declining to 100% of the principal amount plus interest beginning* August 15, 2009.

During 2004, we expect to evaluate our need and ability to refinance our 8 7/8% Notes. The purpose of refinancing our 8 7/8% Notes would be to extend the 2007 maturity date and if market conditions permit, procure a more favorable interest rate. We also anticipate refinancing our variable rate debt during 2004. The purpose of this refinancing would be to extend the June 30, 2005 maturity date. If the company were successful in refinancing this debt, the unamortized debt issuance costs associated with the 8 7/8% Notes and the variable rate debt would be written off as a loss on the early retirement of debt. At January 1, 2004, these unamortized costs totaled $3.8 million. Any premium paid to retire this debt would also be a loss on the early retirement of debt.

ADDITIONAL SOURCE AND USE OF CASH

During 2003, we received $1.5 million in cash in connection with stock option exercises. Our purchases of property and equipment, other than expenditures for the Tropicana Atlantic City development and the development in Evansville, Indiana discussed below, were primarily of a routine nature.

TROPICANA ATLANTIC CITY DEVELOPMENT

On April 22, 2002, we commenced construction on an expansion of our Tropicana Atlantic City. The expansion includes 502 additional hotel rooms, 20,000 square feet of meeting space, 2,400 parking spaces, and "The Quarter," the project's centerpiece, a 200,000-square-foot dining, entertainment and retail center. The cost of the expansion was targeted to be $225 million; we also anticipated providing $20 million of tenant allowances. Due to revised estimates for tenant allowances and incremental project costs resulting from construction delays related to the October 30, 2003 accident previously discussed that may not be recoverable under our insurance, the expansion project may cost $15 million to $20 million more than previously estimated. Portions of the incremental delay-related costs may be recoverable from third parties and their insurers, but the amount and timing of any such recoveries are unknown at this time. Funds for the expansion will come in part from public sector subsidies, tax rebates and other credits, the present value of which could be up to $60 million. We are planning that the costs to be borne by us would be funded largely from our operating cash flow, with additional needs met by our revolving credit facility. During 2003, our purchases of property and equipment on an accrual basis, including capitalized interest of $8.3 million, were $104.8 million for this project, and our expenditures for tenant allowances were $1.5 million. During 2004, we expect to spend approximately $95 million to $100 million on this project including capitalized interest and tenant allowances.

TROPICANA LAS VEGAS DEVELOPMENT

Our master plan for a potential development of our Las Vegas Tropicana site envisions the creation of two separate but essentially equal and inter-connected 17-acre sites. The north site would be developed by us. The south site would be held for our future development, joint venture development, or sale for development by another party.

For development of a potential project on the north site, a detailed design has almost been completed. The design concept that we are finalizing calls for 2,500 hotel rooms and suites, 200,000 square feet of dining, entertainment and retail facilities, a 120,000-square-foot casino, a 3,800-car parking garage, and a four-acre rooftop pool recreation deck overlooking the Strip. We plan to complete construction documents and estimated construction costs by the end of the second quarter of 2004. During 2003, we capitalized $9.5 million for design development costs included in intangible assets. We will decide by the end of the first quarter of 2005 whether to proceed, whether to delay, or whether not to proceed at all with development of a project on the north site. The amount and timing of any future expenditure, and the extent of any impact on existing operations, will depend on the nature and timing of the development we ultimately undertake, if any. If we decide to abandon any facilities in the development process, we would have to conduct a review for impairment with a possible write-down and review their useful lives with a possible adjustment to depreciation and amortization expense. These reviews could result in adjustments that have a material adverse effect on our consolidated results of operations.

The net book value of the property and equipment used in the operation of the Las Vegas Tropicana, excluding land at a cost of $110 million, was $59.3 million at January 1, 2004. The net book value of accounts receivable, inventories and prepaid expenses at the Las Vegas Tropicana was $8.1 million at January 1, 2004.

OTHER DEVELOPMENT

During 2003, we purchased two parcels of land in proximity to our operating facility in Evansville, Indiana at a combined cost of $1.2 million. One parcel is being used to accommodate an executive conference center that is currently under construction and is scheduled for completion during 2004. The other parcel will be held for future development. In December 2002, we amended our riverboat landing lease agreement with the City of Evansville. We agreed to change a portion of our contingent rent into a fixed stated amount and to make it available to the City at their request. The City agreed to provide us with $1 of credit against our rent for each $2.50 of development capital expenditures that we make. We plan to have additional development in Evansville but the timing is tentative.

STOCK REPURCHASE PROGRAM

In December 2002, our board of directors authorized discretionary repurchases of up to 4.0 million shares of our common stock. We do not anticipate the stock repurchase program to impact the timing, scope or financing of our development plans. We repurchased 2,922,576 shares of our common stock in 2003 at an average price of $14.43 per share and in 2002, we repurchased 283,200 shares at an average price of $14.31 per share. Purchases under our stock repurchase program are made from time to time in the open market or privately negotiated transactions, depending upon market prices and other business factors.

CONTINGENT LIABILITIES AND COMMITMENTS

We have received proposed assessments from the Indiana Department of Revenue in connection with the examination of our Indiana income tax returns for the years 1996 through 2000. Those assessments are based on the IDR's position that our gaming taxes that are based on gaming revenue are not deductible for Indiana income tax purposes. We filed a petition in Indiana Tax Court for the 1996 and 1997 tax years and oral arguments were heard in April 2001. We have filed a formal protest for the years 1998 through 2000. Although we cannot predict the outcome of this matter with any certainty, we believe that we have a meritorious legal defense to those assessments and have not recorded an accrual for payment. It is reasonably possible that our estimate may change in the near term, as necessary to reflect future developments. The amount involved, including our estimate of interest, net of a federal income tax benefit assuming continuation through January 1, 2004, was approximately $11.3 million at January 1, 2004.

We agreed to indemnify Ramada Inc. against all monetary judgments in lawsuits pending against Ramada and its subsidiaries as of the conclusion of the restructuring of Ramada on December 20, 1989, as well as all related attorneys' fees and expenses not paid at that time, except for any judgments, fees or expenses accrued on the hotel business balance sheet and except for any unaccrued and unreserved aggregate amount up to $5 million of judgments, fees or expenses related exclusively to the hotel business. Aztar is entitled to the benefit of any crossclaims or counterclaims related to such lawsuits and of any insurance proceeds received. There is no limit to the term or the maximum potential future payment under this indemnification. In addition, we agreed to indemnify Ramada for certain lease guarantees made by Ramada. The lease terms potentially extend through 2015 and Ramada guaranteed all obligations under these leases. We have recourse against a subsequent purchaser of the operations covered by these leases. The estimated maximum potential amount of future payments we could be required to make under these indemnifications is $8 million at January 1, 2004. In connection with these matters, our accrued liability was $3.8 million at both January 1, 2004 and January 2, 2003.

The Casino Reinvestment Development Authority has issued bonds that are being serviced by its parking fee revenue. A series of these bonds are collateralized by a portion, $1.2 million at January 1, 2004, of our CRDA deposits. The portion that serves as collateral is a varying percentage of a portion of CRDA deposits that satisfy our investment obligation based upon our New Jersey casino revenue. In the event that the CRDA's parking fees are insufficient to service its bonds, these deposits can be used for that purpose. To the extent our CRDA deposits are used to service these bonds, we would receive credit against future investment obligations. Our CRDA deposits serve as collateral for a one-year period, after which they become available for eligible investments. This arrangement continues through 2013. We received a fee for this arrangement that is being amortized on a straight-line basis through 2013. Our estimate of the maximum potential deposits that could be used to service CRDA bonds is $19 million at January 1, 2004.

We have severance agreements with certain of our senior executives. Severance benefits range from a lump-sum cash payment equal to three times the sum of the executive's annual base salary and the average of the executive's annual bonuses awarded in the preceding three years plus payment of the value in the executive's outstanding stock options and vesting and distribution of any restricted stock to a lump-sum cash payment equal to one half of the executive's annual base salary. In certain agreements, the termination must be as a result of a change in control of Aztar. Based upon salary levels and stock options at January 1, 2004, the aggregate commitment under the severance agreements should all these executives be terminated was approximately $58 million at January 1, 2004.

Effective January 3, 2003, we established the Aztar Corporation Nonqualified Retirement Plan Trust for the benefit of employees covered by one of our nonqualified defined benefit pension plans. We contributed $6.2 million to this trust on January 9, 2003 and we will contribute $2 million in early 2004. We will make periodic contributions to the trust so that funds in the trust equal the benefit obligation. The funds in the trust continue to be assets of Aztar.

At January 1, 2004, we had commitments of approximately $67 million for the Tropicana Atlantic City expansion project and approximately $4 million for the executive conference center project at Casino Aztar Evansville.

CONTRACTUAL OBLIGATIONS

The following table summarizes our future contractual obligations, in millions, at January 1, 2004:

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including current portion	$ 645.4	$ 16.8	$ 218.6	$ 235.0	$ 175.0
Capital lease obligations	0.2	0.2	—	—	—
Operating leases	9.9	4.4	4.4	0.8	0.3
Purchase obligations	131.9	121.4	8.7	1.4	0.4
Other long-term liabilities, including current portion but excluding deferred income	18.3	0.7	1.5	1.4	14.7
Total	$ 805.7	$ 143.5	$ 233.2	$ 238.6	$ 190.4

Purchase obligations represent agreements to purchase goods or services that are enforceable and legally binding on the company. Of the total purchase obligations at January 1, 2004, approximately $42 million are cancelable by the company upon providing a 30 - 90 day notice. The commitments of approximately $67 million for the Tropicana Atlantic City expansion project and approximately $4 million for the executive conference center project at Casino Aztar Evansville are included in purchase obligations.

RESULTS OF OPERATIONS

The following table sets forth, in millions, our revenues, EBITDA and operating income on a consolidated basis and the portions thereof generated by each of our five casino properties. We use a 52/53 week fiscal year ending on the Thursday nearest December 31.

			Year Ended
	2003 (52 weeks)	2002 (52 weeks)	2001 (53 weeks)
Revenues:			
Tropicana Atlantic City	$ 420.6	$ 453.8	$ 467.8
Tropicana Las Vegas	153.6	147.2	154.5
Ramada Express	89.8	92.8	96.2
Casino Aztar Evansville	126.0	116.3	106.0
Casino Aztar Caruthersville	23.1	24.2	25.0
Consolidated	813.1	834.3	849.5
EBITDA: (a)			
Tropicana Atlantic City	$ 105.0	$ 120.7	$ 124.0
Tropicana Las Vegas	26.1	23.0	16.7
Ramada Express	20.5	22.7	23.4
Casino Aztar Evansville	35.8	30.3	27.8
Casino Aztar Caruthersville	4.2	4.5	4.5
Corporate	(15.7)	(14.2)	(13.2)
Consolidated	175.9	187.0	183.2
Operating income (loss):			
Tropicana Atlantic City	$ 75.1	$ 92.0	$ 97.5
Tropicana Las Vegas	19.6	16.2	9.0
Ramada Express	14.3	16.7	17.7
Casino Aztar Evansville	30.2	24.2	18.8
Casino Aztar Caruthersville	1.5	1.7	1.6
Corporate	(15.7)	(14.3)	(13.2)
Consolidated	125.0	136.5	131.4

(a) See the SUMMARY OF SELECTED FINANCIAL DATA for an explanation of EBITDA and a reconciliation to net income.

AZTAR CORPORATION & SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS - 2003 VERSUS 2002

The decrease in consolidated revenues in 2003 was due primarily to a $31.9 million decrease in casino revenue at the Tropicana Atlantic City offset by a $9.5 million increase in casino revenue at Casino Aztar Evansville. Our 2003 revenues and operating income at the Tropicana Atlantic City were impacted by two events: (1) an accident on the site of the construction of the parking-garage component of the expansion on October 30, 2003 and (2) the July 3, 2003 opening of the Borgata Hotel, Casino and Spa. The accident resulted in a loss of life and serious injuries, as well as extensive damage to the facilities under construction. Access to the property was limited during the subsequent days because some of the streets surrounding the property were closed. In addition, the Tropicana's operations were disrupted by the temporary evacuation of 600 hotel rooms and the temporary closure of the parking garages that are part of the existing property. Two streets adjacent to the property remained closed through January 1, 2004, preventing use of the bus terminal and limiting access to the existing parking garages and the porte cochère. For 2003, we included a charge of $0.5 million in general and administrative expenses. The charge related primarily to a deductible on liability insurance and professional fees incurred. We reduced construction in progress for the estimated asset loss and recorded a receivable of approximately $3 million. The full extent of the asset loss will not be known until debris removal is completed and a full inspection of potential damages is performed. We will continue to assess other potential losses and costs we might incur in relation to the construction accident; however, these costs are not yet accruable. We have business interruption insurance policies but no profit recovery was recorded at January 1, 2004. Profit recovery from business interruption insurance will be recorded when the amount of recovery is agreed to by the insurers.

The increase in revenues at Casino Aztar Evansville was attributable to a change in the State of Indiana rules of operation permitting open boarding of casino patrons. The new rule increased accessibility to our casino riverboat by eliminating cruising schedules. Consolidated rooms revenue increased primarily due to a $3.4 million increase in rooms revenue at the Tropicana Las Vegas offset by a $1.0 million decrease in rooms revenue at Ramada Express. The increase in the Tropicana Las Vegas rooms revenue was due to an increase in the occupancy rate and an increase in the average daily rate due to stronger demand. The decrease in the Ramada Express rooms revenue was due to a decrease in occupied rooms and a decrease in the average daily rate. Our competition lowered room prices and our occupancy decreased as we unsuccessfully tried to hold our rates.

Consolidated casino costs decreased $3.2 million. This decrease consists primarily of an $11.8 million decrease in Tropicana Atlantic City casino costs, offset by a $7.3 million increase in casino costs at Casino Aztar Evansville. The decrease in casino costs at Tropicana Atlantic City was related to the decrease in the property's casino revenue. The increase in casino costs at Casino Aztar Evansville was due to the institution of a graduated gaming tax that became effective in the third quarter of 2002 and higher payroll costs.

Consolidated marketing costs decreased $5.3 million or 6% during 2003 compared with 2002. This decrease was primarily due to reductions in business promotion expenses and payroll related expenses at Tropicana Atlantic City. The provision for doubtful accounts decreased $1.1 million in 2003 compared with 2002 primarily as a result of a decrease at Tropicana Atlantic City, where we issued less credit and experienced a lower level of returned items on the credit issued. Credit issued at Tropicana Atlantic City was down 28% in 2003 relative to 2002. When we provide for doubtful accounts receivable, we look at the amount of credit issued, the balance of our net receivable, an aging of that net receivable and consideration of any additional risk factors such as international versus domestic. The analysis we perform in evaluating our net receivable balance consists of separating receivables into those that are routine and small in balance, where we provide an allowance based on aging, and those that are larger in balance or nonroutine in nature, where we provide an allowance that subjectively considers their characteristics in addition to aging, such as credit and payment history of the customer, financial condition of the customer, collection strategies that can be used, collateral that can be obtained and whether it is international or domestic.

Consolidated property taxes and insurance expense was $29.4 million or 7% higher in 2003 compared with 2002 primarily due to an increase in property insurance. As a result of conditions in the insurance markets, our insurance costs increased substantially beginning in July 2002. Our consolidated rent expense decreased $4.0 million or 31% in 2003 compared with 2002 primarily as a result of an amendment to our riverboat landing lease agreement with the City of Evansville whereby we receive credit against our rent for development that we perform and our acquisition of the Tropicana Enterprises partnership interests on February 28, 2002. The acquisition eliminated our real estate rent expense at Tropicana Las Vegas. Prior to the acquisition, this expense was $1.4 million in 2002, net of intercompany eliminations.

TROPICANA ATLANTIC CITY

Casino revenue was $368.1 million in 2003 compared with $400.0 million in 2002. Slot revenue and games revenue decreased in 2003 by $18.9 million or 7% and $13.0 million or 11%, respectively, due to increased competition from the July 3, 2003 opening of the Borgata Hotel, Casino and Spa and business interruption resulting from the October 30, 2003 construction accident previously mentioned. During the period of July through October 2003, our slot revenue was down $7.5 million or 8% compared with the same period a year ago and the amount wagered at our table games was down 18%. During November and December 2003, our slot revenue was down $7.7 million or 18% compared with the same period a year ago and the amount wagered at our table games was down 27%.

Casino costs decreased $11.8 million in 2003 compared with 2002 primarily due to a decrease in casino revenue. As discussed above, marketing costs were 10% or $5.8 million lower in 2003 compared with 2002 primarily due to reductions in business promotion expenses and payroll related expenses. As previously discussed, the provision for doubtful accounts was $1.1 million lower in 2003 compared with 2002.

Our property taxes and insurance expense increased $1.3 million in 2003 compared with 2002. This change is primarily due to an increase in property insurance as discussed above.

TROPICANA LAS VEGAS

Rooms revenue increased $3.4 million in 2003 compared with 2002 primarily as a result of a 4% increase in rooms occupied on a non-complimentary basis and a 5% increase in the average daily rate. Our occupancy and our average daily rate were higher in 2003 relative to 2002 due to increased tourism to the Las Vegas market during 2003. Las Vegas tourism had declined during 2002 as a consequence of the September 11, 2001 terrorist acts.

Rooms costs increased $1.1 million in 2003 versus 2002 primarily due to an increase in labor costs resulting from the renewal of a collective bargaining agreement with the Culinary Workers Union and an increase in occupied rooms. Rent expense was $0.7 million in 2003 compared with $2.1 million in 2002. Rent expense decreased as a result of our acquisition of the Tropicana Enterprises partnership interests on February 28, 2002. This acquisition eliminated our real estate rent expense at Tropicana Las Vegas. Prior to the acquisition, this expense was $1.4 million in 2002, net of intercompany eliminations.

RAMADA EXPRESS

Rooms revenue decreased by $1.0 million or 11% in 2003 compared with 2002 primarily due to a decrease in average daily rate and a 2% decrease in occupied rooms. Our competition lowered room prices and our occupancy decreased as we unsuccessfully tried to hold our rates. Our rooms costs decreased by $0.3 million in 2003 compared with 2002 primarily as a result of a decrease in occupied rooms.

CASINO AZTAR EVANSVILLE

Casino revenue was $9.5 million or 9% higher in 2003 compared with 2002 primarily due to an increase in slot revenue. We have benefited from a change in the State of Indiana rules of operation permitting open boarding of casino patrons that went into effect August 1, 2002. Dockside gaming increased accessibility to our casino riverboat by eliminating cruising schedules.

Casino costs increased $7.3 million or 20% in 2003 from 2002 due to the institution of a graduated gaming tax structure by the State of Indiana and higher payroll costs. Gaming taxes were $5.1 million higher in 2003 relative to 2002, which included $1.3 million recorded in the second quarter of 2003 as a result of an Indiana legislation change requiring casino operators to retroactively apply the dockside graduated tax rates effective July 1, 2002 versus August 1, 2002, the date dockside gaming came into effect. Payroll costs increased $1.6 million in 2003 versus 2002 due to the hiring of additional staff combined with an increase in employee benefit costs. Other costs were $1.4 million lower in 2003 than in 2002 due to a decrease in our admission tax. Our admission tax decreased as a result of dockside gaming. With dockside gaming, effective August 1, 2002, our admission tax became $3 per entry versus $3 per person per cruise.

Rent expense was $4.8 million in 2003 compared with $7.3 million in 2002. Rent expense decreased as a result of an amendment to our riverboat landing lease agreement with the City of Evansville whereby we receive credit against our rent for development projects. During 2003, we received credit in connection with our executive conference center. We plan to have additional development in Evansville but the timing is tentative. Under the terms of the lease agreement, rent expense is calculated by applying defined rent rates against the property's annual casino revenue, on a graduated basis. During 2004, the rent rates increase and rent expense will be higher if we don't have a development project.

CORPORATE

Corporate expenses increased as a result of costs incurred in connection with business development work and directors and officers insurance.

INTEREST EXPENSE

The decrease in interest expense in 2003 compared with 2002 was primarily due to increased capitalized interest on the Atlantic City Tropicana expansion. Interest capitalized during 2003 was $8.3 million compared with $3.0 million during 2002.

INCOME TAXES

Our effective income tax rate decreased in 2003 compared with 2002 primarily as a result of a settlement with the Internal Revenue Service for two remaining issues for the years 1994 through 1999. In the fourth quarter of 2003, we settled one of the two issues entirely involving the deductibility of certain complimentaries provided to customers. The other issue, involving the deductibility of a portion of payments on certain liabilities related to the restructuring of Ramada, was partially settled. We have reserved the right to pursue the unagreed portion of this issue in court and we would receive a refund, if successful. The settlement resulted in a tax benefit of $6.7 million. In 2002, we settled these same two issues with the IRS for the years 1992 and 1993, resulting in a tax benefit of $1.0 million.

RESULTS OF OPERATIONS - 2002 VERSUS 2001

Our 2002 fiscal year included 52 weeks versus 53 weeks in the 2001 fiscal year and the extra week in the 2001 fiscal year included a New Year's Eve holiday period, which is very busy for us.

The provision for doubtful accounts decreased in 2002 compared with 2001 primarily as a result of a decrease at Tropicana Atlantic City, where we issued less credit and experienced a lower level of returned items on the credit issued. In addition, we provided less in 2002 than in 2001 as a result of changes in estimate for specific large accounts.

Consolidated property taxes and insurance expense was $27.6 million or 14% higher in 2002 compared with 2001. Effective June 30, 2002, we renewed our property insurance. Effective November 1, 2002, we renewed our excess general liability and directors and officers insurance. As a result of conditions in the insurance markets, our insurance costs increased substantially. In Atlantic City our property taxes have increased. The increase in consolidated property taxes and insurance was $1.9 million or 34% in the 2002 fourth quarter compared with the 2001 fourth quarter. Our consolidated rent expense decreased in 2002 compared with 2001 primarily as a result of our acquisition of the Tropicana Enterprises partnership interests on February 28, 2002, partially offset by an increase in rent at Casino Aztar Evansville. The acquisition eliminated our real estate rent expense at Tropicana Las Vegas. Prior to the acquisition, this expense was $1.4 million in 2002 and $8.6 million in 2001, net of intercompany eliminations. In addition, the acquisition eliminated our equity in unconsolidated partnership's loss after February 28, 2002.

TROPICANA ATLANTIC CITY

Casino revenue was $400.0 million or 4% lower in 2002 compared with $416.8 million in 2001. Table games revenue decreased by $9.3 million in 2002 primarily due to a decrease in the table games hold percentage and one less week in 2002. The table games hold percentage was 15.4% in 2002 compared with 16.1% in 2001. Slot revenue also decreased primarily as a result of one less week in 2002. Rooms revenue increased $1.6 million or 7% in 2002 compared with 2001 primarily as a result of a 4% increase in rooms occupied on a noncomplimentary basis combined with an increase in the average daily rate. We opened our last room expansion, which consisted of 604 rooms (a 60% increase in capacity) in April 1996. Since then, our year-over-year increases in rooms revenue have been as follows: 45% in 1996, 39% in 1997, 21% in 1998, 17% in 1999, 19% in 2000 and 10% in 2001.

Casino costs decreased $5.2 million in 2002 compared with 2001 primarily as a result of the one less week in 2002. General and administrative costs were 11% lower in 2002 compared with 2001 primarily as a result of a $2.0 million net gain recorded in the second quarter. A gain resulting from the return of our CRDA deposits was partially offset by a loss on asset disposals caused by the commencement of the expansion project. As discussed above, the provision for doubtful accounts was $1.0 million lower in 2002 compared with 2001.

As discussed above, our property taxes and insurance expense increased $2.4 million in 2002 compared with 2001. The increase in the fourth quarter 2002 for this expense was $1.6 million.

TROPICANA LAS VEGAS

Casino revenue decreased by 5% in 2002 compared with 2001 primarily as a result of a $3.8 million decrease in slot revenue. Rooms revenue decreased $2.8 million in 2002 compared with 2001 primarily as a result of a decrease in the average daily rate. Our average daily rate was lower due to market conditions caused by our competitors lowering rates to increase occupied rooms after the decrease in air travel to Las Vegas caused by the September 11, 2001 terrorist acts.

Casino costs decreased $3.7 million in 2002 compared with 2001 as a result of decreases in complimentary and payroll expenses. Gaming taxes also decreased as a result of the lower casino revenue. Rent expense was $2.1 million in 2002 compared with $9.5 million in 2001. Rent expense decreased as a result of our acquisition of the Tropicana Enterprises partnership interests on February 28, 2002. This acquisition eliminated our real estate rent expense at Tropicana Las Vegas. Prior to the acquisition, this expense was $1.4 million in 2002 and $8.6 million in 2001, net of intercompany eliminations. Depreciation and amortization was $6.8 million in 2002 compared with $7.7 million in 2001. Depreciation and amortization is lower as a result of assets becoming fully depreciated, more than offsetting the increase caused by the acquisition of the Tropicana Enterprises partnership interests.

RAMADA EXPRESS

Casino revenue decreased by $2.2 million in 2002 compared with 2001 primarily as a result of a decrease in slot revenue. Casino costs decreased by $0.9 million in conjunction with the decrease in casino revenue. Rooms revenue decreased by $0.8 million in 2002 compared with 2001 primarily due to a decrease in revenue associated with an energy surcharge that we discontinued during 2002. An increase in rooms revenue resulting from an increase in average daily rate was offset by a decrease in occupied rooms. Our rooms costs decreased by $0.9 million in 2002 compared with 2001 primarily as a result of a decrease in payroll costs due to a decrease in occupied rooms.

CASINO AZTAR EVANSVILLE

We have benefited from a change in the State of Indiana rules of operation permitting open boarding of casino patrons that went into effect August 1, 2002. Dockside gaming increased accessibility to our casino riverboat by eliminating cruising schedules. Casino revenue was $105.2 million or 10% higher in 2002 compared with 2001 primarily due to an increase in slot revenue. Patrons to our casino riverboat increased 23% in 2002 compared with 2001. Our casino revenue for our fiscal months of August through December 2002 was $6.4 million or 16% higher than the comparable fiscal months of 2001 in spite of an extra week in the 2001 fiscal period; the increase in patrons for this comparison period was 33%.

Casino costs increased $4.8 million or 15% in 2002 from 2001 as a result of an increase in gaming taxes that are based on casino revenue and increased costs of complimentaries. Our casino costs for our fiscal months of August through December 2002 were $3.4 million or 25% higher than the comparable fiscal months of 2001.

Rent expense was $7.3 million in 2002 compared with $5.8 million in 2001. Rent expense increased as a result of increased rent to the City of Evansville relating to our riverboat landing lease. Casino revenue is a component used in the calculation of rent expense under this lease. Depreciation and amortization was $6.1 million in 2002 compared with $9.0 million in 2001. Amortization decreased primarily as a result of ceasing amortization of the cost of our initial gaming license beginning January 4, 2002 because we determined, under the criteria established in Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" that is effective in 2002, that this asset has an indefinite life.

CORPORATE

Corporate expenses increased as a result of an increase in incentive compensation and costs incurred in connection with business development work.

INTEREST EXPENSE

The increase in interest expense in 2002 compared with 2001 was primarily due to higher levels of debt outstanding as a result of the purchase of the Tropicana Enterprises partnership interests, partially offset by lower interest rates and increased capitalized interest on the Atlantic City Tropicana expansion. Interest capitalized during 2002 was $3.0 million compared with $1.3 million during 2001.

INCOME TAXES

Our effective income tax rate increased in 2002 compared with 2001 primarily as a result of an increase in our state income taxes. On July 2, 2002, the State of New Jersey enacted the Business Tax Reform Act, which was retroactive to the beginning of 2002. Our income tax provision increased to provide for the effect of this new tax legislation.

In the fourth quarter 2002, we settled the remaining two issues with the Internal Revenue Service related to the examination of the company's income tax returns for the years 1992 and 1993. The two issues involved the deductibility of certain complimentaries provided to customers and the deductibility of a portion of payments on certain liabilities related to the restructuring of Ramada. The settlement resulted in a tax benefit of $1.0 million.

MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, including interest rates, foreign currency exchange rates, commodity prices and equity prices. Our primary exposure to market risk is interest rate risk associated with our CRDA investments, long-term debt and Series B convertible preferred stock. We do not utilize these financial instruments for trading purposes. We manage our interest rate risk on long-term debt by managing the mix of our fixed-rate and variable-rate debt. There has been no change in how we manage our interest rate risk when compared to the prior fiscal year. At January 2, 2003, the carrying value, including the current portion, of our long-term debt at a fixed rate was $410.3 million and at a variable rate it was $118.8 million. During 2003, our primary activity in long-term debt was borrowing under our revolving credit facility.

The following table provides information at January 1, 2004, about our financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows (in millions) and related weighted average interest rates by expected maturity dates.

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Assets								
Other investments								
Fixed rate	—	—	—	—	—	$ 19.6	$ 19.6	$ 19.6
Average interest rate	—	—	—	—	—	4.1%		
Liabilities								
Long-term debt, including current portion								
Fixed rate	$ 0.2	—	—	$ 235.0	—	$ 175.0	$ 410.2	$ 437.2
Average interest rate	11.6%	—	—	8.9%	—	9.0%		
Variable rate	$ 16.8	$ 218.6	—	—	—	—	$ 235.4	$ 235.4
Average interest rate*								
Series B convertible preferred stock								
Fixed rate	—	—	—	—	—	$ 5.3	$ 5.3	$ 12.2
Average dividend rate	—	—	—	—	—	8.0%		

* Interest is based upon, at our option, a one-, two-, three-, or six-month Eurodollar rate plus a margin of 2.5% for our term loan and a one-, two-, three-, or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.5%, or the prime rate plus a margin ranging from zero to 1.25% for our revolving credit facility and Tropicana Enterprises loan. The applicable margin is dependent upon Aztar's outstanding indebtedness and operating cash flow.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require us to make estimates and assumptions about the effects of matters that are inherently uncertain. These estimates and assumptions affect the reported amounts and disclosures in our consolidated financial statements. Of our accounting estimates, we believe the following may involve a higher degree of judgment and complexity.

PROPERTY AND EQUIPMENT

At January 1, 2004, we have property and equipment of $1.1 billion, representing 83% of our total assets. We depreciate the property and equipment on a straight-line basis over their estimated useful lives. The estimated useful lives are based on the nature of the assets as well as our current operating strategy. Future events, such as property expansions, property developments, new competition, new regulations and new taxes, could result in a change in the manner in which we are using certain assets, requiring a change in the estimated useful lives of such assets. In assessing the recoverability of the carrying value of property and equipment if events and circumstances warrant such an assessment, we must make assumptions regarding estimated future cash flows and other factors. If these estimates or the related assumptions change, we may be required to record an impairment loss for these assets. Such an impairment loss would be recognized as a non-cash component of operating income. See the earlier discussion under "Tropicana Las Vegas Development".

INCOME TAX LIABILITIES

The Internal Revenue Service is examining the company's income tax returns for 2000 through 2002. We have estimated and provided for income taxes in accordance with settlements reached with the IRS in prior audits. On July 2, 2002, the State of New Jersey enacted the Business Tax Reform Act. We have provided $3.8 million for New Jersey income taxes in 2003 based on our best estimate of the effect of this recent law. Certain provisions of the Act are subject to future rules and regulations and the discretion of the Director. We have received proposed assessments from the Indiana Department of Revenue in connection with the examination of the company's Indiana income tax returns for the years 1996 through 2000. See the earlier discussion under "Contingent Liabilities and Commitments".

RAMADA INDEMNIFICATION

We have agreed to indemnify Ramada with regard to certain lawsuits and lease guarantees. See the earlier discussion under "Contingent Liabilities and Commitments".

IMPACT OF THE OCTOBER 30, 2003 CONSTRUCTION ACCIDENT

An accident occurred on the site of the construction of the parking-garage component of the expansion of the Atlantic City Tropicana. See the earlier discussions under "Tropicana Atlantic City" in the discussion of the results of operations for 2003 versus 2002 and under "Tropicana Atlantic City Development".

STOCK OPTION ACCOUNTING

As permitted under generally accepted accounting principles, we have elected to follow Accounting Principles Board Opinion No. 25 entitled "Accounting for Stock Issued to Employees" and related Interpretations in accounting for our stock-based employee compensation arrangements because the alternative fair-value-based method of accounting provided for under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 entitled "Accounting for Stock-Based Compensation" requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of our stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Under SFAS 123, the estimated fair value of our stock options would be amortized to expense over their vesting period. See "Note 1. Significant Accounting Policies" to our Consolidated Financial Statements for the assumptions used in arriving at fair value and "Note 12. Stock Options" for other information.

Pro forma information regarding net income and earnings per share as if we had accounted for our stock options under the fair-value-based method of accounting is as follows (in millions, except for net income per share information):

	2003	2002	2001
Net income, as reported	$ 60.9	$ 58.9	$ 58.0
Deduct: Total stock-based employee compensation expense determined under the fair-value-based method of accounting, net of income tax benefit	(3.2)	(3.6)	(3.0)
Pro forma net income	$ 57.7	$ 55.3	$ 55.0
Net income per common share:			
As reported	$ 1.72	$ 1.56	$ 1.53
Pro forma	$ 1.63	$ 1.46	$ 1.45
Net income per common share assuming dilution:			
As reported	$ 1.66	$ 1.51	$ 1.48
Pro forma	$ 1.58	$ 1.42	$ 1.41

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" and revised it in December 2003. The objective of FIN 46 is to improve financial reporting by enterprises involved with variable interest entities. FIN 46 establishes requirements for the consolidation of variable interest entities. An entity subject to the consolidation requirements of FIN 46 is referred to as a variable interest entity. Consolidation is required under FIN 46 when either of the following conditions is present: (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (2) the equity investors (as a group) do not hold a controlling financial interest in the entity. The effective date of FIN 46 depends on when the variable interest entity was formed and with the provisions of the revised FIN 46, it depends on the type of variable interest entity. FIN 46 is effective for public companies in 2003. The provisions of the revised FIN 46 are effective for public companies by the first reporting period ending after March 15, 2004. FIN 46 did not have and the company expects the revised FIN 46 will not have any impact on its consolidated financial position, results of operations or cash flows.

PRIVATE SECURITIES LITIGATION REFORM ACT

Certain information included in Aztar's Form 10-K for the year ended January 1, 2004 and other materials filed or to be filed with, or furnished or to be furnished to the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by us including those made in Aztar's 2003 annual report) contains statements that are forward-looking. These include forward-looking statements relating to the following activities, among others: operation and expansion of existing properties, in particular the Atlantic City Tropicana, including future performance; development of the Las Vegas Tropicana and financing and/or concluding an arrangement with a partner for such development; other business development activities; uses of free cash flow; stock repurchases; debt repayments; possible future debt refinancings; and use of derivatives. These forward-looking statements generally can be identified by phrases such as we "believe," "expect," "anticipate," "foresee," "forecast," "estimate," "target," or other words or phrases of similar import. Similarly, statements that describe our business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements.

Such forward-looking information involves important risks and uncertainties that could significantly affect results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by us or on our behalf. These risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in Aztar's reports filed with or furnished to the SEC: those factors relating to terrorism and the uncertainty of war and other factors affecting discretionary consumer spending; uncertainties related to the extent and timing of our recoveries from our insurance carriers for our various losses suffered in connection with the accident on October 30, 2003; the extent to which our existing operations will continue to be adversely affected by the ongoing effects of the accident on October 30, 2003; uncertainties related to the extent and effects of the delay in the construction and completion of the Tropicana Atlantic City expansion, which could be significantly greater and longer than we currently anticipate; uncertainties in connection with the renegotiation of our collective bargaining agreements; our ability to execute our development plans, estimates of development costs and returns on development capital; construction and development factors, including zoning and other regulatory issues, environmental restrictions, soil conditions, weather, fire, flood and other natural hazards, site access matters, shortages of material and skilled labor, labor disputes and work stoppages, and engineering and equipment problems; factors affecting leverage and debt service, including sensitivity to fluctuation in interest rates; access to available and feasible financing; regulatory and licensing matters; third-party consents, approvals and representations, and relations with partners, owners, suppliers and other third parties; reliance on key personnel; business and economic conditions; the ongoing benefit of dockside gaming in Indiana; the cyclical nature of the hotel business and the gaming business; the effects of weather; market prices of our common stock; litigation outcomes, judicial actions, legislative matters and referenda including the potential legalization of gaming in Maryland, New York and Pennsylvania, and taxation including potential tax increases in Indiana, Missouri, Nevada and New Jersey; the impact of new competition on our operations including the Borgata, which opened in Atlantic City in July 2003; and the effects of other competition, including locations of competitors and operating and marketing competition. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and speak only as of the date made.

AZTAR CORPORATION & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	January 1, 2004	January 2, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 70,586	$ 52,896
Accounts receivable, net	20,388	18,812
Refundable income taxes	5,587	4,593
Inventories	7,576	7,532
Prepaid expenses	10,049	8,708
Deferred income taxes	14,945	16,731
Total current assets	129,131	109,272
Investments	19,586	17,420
Property and equipment:		
Buildings, riverboats and equipment, net	738,978	740,352
Land	216,103	214,794
Construction in progress	166,544	69,809
Leased under capital leases, net	44	104
	1,121,669	1,025,059
Intangible assets	65,066	53,625
Other assets	12,321	5,306
	$1,347,773	$1,210,682
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accruals	$ 65,746	$ 64,780
Accrued payroll and employee benefits	28,133	29,741
Accrued interest payable	9,478	9,134
Accrued rent	10,755	10,081
Current portion of long-term debt	16,963	5,015
Current portion of other long-term liabilities	981	870
Total current liabilities	132,056	119,621
Long-term debt	628,603	524,066
Other long-term liabilities	19,825	17,480
Deferred income taxes	27,462	28,560
Contingencies and commitments		
Series B convertible preferred stock (redemption value $12,187 and $10,025)	5,253	5,601
Shareholders' equity:		
Common stock, $.01 par value (34,270,803 and 37,026,379 shares outstanding)	526	524
Paid-in capital	441,498	439,275
Retained earnings	291,573	231,420
Accumulated other comprehensive loss	(1,526)	(612)
Less: Treasury stock	(197,497)	(155,253)
Total shareholders' equity	534,574	515,354
	$1,347,773	$1,210,682

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended January 1, 2004, January 2, 2003 and January 3, 2002

(in thousands, except per share data)	2003	2002	2001
REVENUES			
Casino	$641,096	$664,957	$678,157
Rooms	76,218	73,702	75,804
Food and beverage	55,979	56,232	56,916
Other	39,853	39,383	38,586
	813,146	834,274	849,463
COSTS AND EXPENSES			
Casino	277,969	281,211	286,523
Rooms	39,349	38,336	39,348
Food and beverage	53,645	53,448	55,270
Other	30,106	31,888	32,885
Marketing	76,774	82,057	84,559
General and administrative	77,739	75,831	78,669
Utilities	17,761	16,723	17,311
Repairs and maintenance	24,123	24,852	24,632
Provision for doubtful accounts	1,530	2,582	4,113
Property taxes and insurance	29,442	27,597	24,297
Rent	8,779	12,770	18,635
Depreciation and amortization	50,906	50,499	51,813
	688,123	697,794	718,055
OPERATING INCOME	125,023	136,480	131,408
Interest income	736	1,035	1,559
Interest expense	(36,375)	(41,224)	(39,182)
Equity in unconsolidated partnership's loss	—	(458)	(3,702)
Income before income taxes	89,384	95,833	90,083
Income taxes	(28,454)	(36,974)	(32,074)
NET INCOME	$ 60,930	$ 58,859	$ 58,009
Net income per common share	$ 1.72	$ 1.56	$ 1.53
Net income per common share assuming dilution	$ 1.66	$ 1.51	$ 1.48
Weighted-average common shares applicable to:			
Net income per common share	34,999	37,191	37,385
Net income per common share assuming dilution	36,563	38,841	38,963

The accompanying notes are an integral part of these financial statements.

AZTAR CORPORATION & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended January 1, 2004, January 2, 2003 and January 3, 2002		
(in thousands)	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 60,930	$ 58,859	$ 58,009
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	52,432	51,958	53,121
Provision for losses on accounts receivable	1,530	2,582	4,113
Loss (gain) on reinvestment obligation	250	(2,662)	1,301
Rent expense	459	(171)	(968)
Distribution (less than) in excess of equity in income of partnership	—	(414)	593
Deferred income taxes	688	12,917	12,697
Change in assets and liabilities:			
(Increase) decrease in accounts receivable	(47)	764	(4,502)
(Increase) decrease in refundable income taxes	(994)	(4,593)	—
(Increase) decrease in inventories and prepaid expenses	(1,167)	2,007	323
Increase (decrease) in accounts payable, accrued expenses and income taxes payable	(4,399)	2,619	11,861
Other items, net	1,683	4,682	519
Net cash provided by (used in) operating activities	111,365	128,548	137,067
CASH FLOWS FROM INVESTING ACTIVITIES			
Reduction in investments	2,252	13,927	1,857
Purchases of property and equipment	(147,379)	(74,673)	(50,604)
Acquisition of Tropicana Enterprises partnership interests	—	(117,500)	—
Additions to other long-term assets	(23,846)	(9,023)	(7,273)
Net cash provided by (used in) investing activities	(168,973)	(187,269)	(56,020)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of long-term debt	405,257	176,400	305,100
Proceeds from issuance of common stock	1,466	4,499	2,242
Principal payments on long-term debt	(288,015)	(156,102)	(309,764)
Principal payments on other long-term liabilities	(33)	(27)	(26)
Debt issuance costs	—	—	(4,677)
Repurchase of common stock	(42,244)	(4,061)	(28,634)
Preferred stock dividend	(435)	(461)	(499)
Redemption of preferred stock	(698)	(753)	(747)
Net cash provided by (used in) financing activities	75,298	19,495	(37,005)
Net increase (decrease) in cash and cash equivalents	17,690	(39,226)	44,042
Cash and cash equivalents at beginning of year	52,896	92,122	48,080
Cash and cash equivalents at end of year	$ 70,586	$ 52,896	$ 92,122

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended January 1, 2004, January 2, 2003 and January 3, 2002			
(in thousands)	2003	2002	2001
SUPPLEMENTAL CASH FLOW DISCLOSURES			
Acquisition of Tropicana Enterprises partnership interests:			
Investments in and advances to unconsolidated partnership	$ —	$ 6,828	$ —
Buildings, net	—	(41,411)	—
Land	—	(109,979)	—
Intangible assets	—	(15,331)	—
Other assets	—	1,000	—
Current portion of long-term debt	—	4,148	—
Current portion of other long-term liabilities	—	(847)	—
Long-term debt	—	44,773	—
Other long-term liabilities	—	(6,681)	—
Net cash used in acquisition	$ —	$ (117,500)	$ —
Summary of non-cash investing and financing activities:			
Capital lease obligations incurred for property and equipment	$ —	$ —	$ 79
Exchange of common stock in lieu of cash payments in connection with the exercise of stock options	—	5	13
Other long-term liabilities reduced for intangible assets	—	—	50
Current liabilities incurred for intangible assets	1,919	6,163	—
Cash flow during the year for the following:			
Interest paid, net of amount capitalized	$ 34,506	$ 40,137	$ 33,838
Income taxes paid	27,765	27,318	21,155

The accompanying notes are an integral part of these financial statements.

AZTAR CORPORATION & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended January 1, 2004, January 2, 2003 and January 3, 2002

(in thousands)	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss - Minimum Pension Liability Adjustment	Treasury Stock	Total
BALANCE, DECEMBER 28, 2000	$515	$428,537	$116,194	$ —	$(122,540)	$422,706
Net income			58,009			58,009
Minimum pension liability adjustment, net of income tax benefit				(353)		(353)
Total comprehensive income						57,656
Stock options exercised	2	2,253			(13)	2,242
Tax benefit from stock options exercised		665				665
Preferred stock dividend and losses on redemption			(794)			(794)
Repurchase of common stock					(28,634)	(28,634)
BALANCE, JANUARY 3, 2002	517	431,455	173,409	(353)	(151,187)	453,841
Net income			58,859			58,859
Minimum pension liability adjustment, net of income tax benefit				(259)		(259)
Total comprehensive income						58,600
Stock options exercised	7	4,497			(5)	4,499
Tax benefit from stock options exercised		3,323				3,323
Preferred stock dividend and losses on redemption			(848)			(848)
Repurchase of common stock					(4,061)	(4,061)
BALANCE, JANUARY 2, 2003	524	439,275	231,420	(612)	(155,253)	515,354
Net income			60,930			60,930
Minimum pension liability adjustment, net of income tax benefit				(914)		(914)
Total comprehensive income						60,016
Stock options exercised	2	1,464				1,466
Tax benefit from stock options exercised		759				759
Preferred stock dividend and losses on redemption			(777)			(777)
Repurchase of common stock					(42,244)	(42,244)
BALANCE, JANUARY 1, 2004	$526	$441,498	$291,573	$(1,526)	$(197,497)	$534,574

The accompanying notes are an integral part of these financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATED STATEMENTS

Aztar Corporation ("Aztar" or "Company") was incorporated in Delaware in June 1989 to operate the gaming business of Ramada Inc. ("Ramada") after the restructuring of Ramada ("Restructuring"). The Restructuring involved the disposition of Ramada's hotel and restaurant businesses with Ramada's shareholders retaining their interest in the gaming business. As part of the Restructuring, the gaming business and certain other assets and liabilities of Ramada were transferred to Aztar, and a wholly-owned subsidiary of New World Hotels (U.S.A.), Inc. was merged with Ramada ("Merger"). In the Merger, each share of Ramada common stock was converted into the right to receive $1.00 and one share of Aztar common stock.

The Company operates casino hotels in Atlantic City, New Jersey and Las Vegas, Nevada, under the Tropicana name and in Laughlin, Nevada, as Ramada Express. The Company operates casino riverboats in Caruthersville, Missouri and Evansville, Indiana under the Casino Aztar name. A substantial portion of the Company's consolidated revenues and assets is concentrated at the Atlantic City Tropicana.

The consolidated financial statements include the accounts of Aztar and all of its controlled subsidiaries and partnerships. All subsidiary companies are wholly owned. In consolidating, all material intercompany transactions are eliminated. The Company uses a 52/53 week fiscal year ending on the Thursday nearest December 31, which included 52 weeks in 2003 and 2002 and 53 weeks in 2001.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" and revised it in December 2003. The objective of FIN 46 is to improve financial reporting by enterprises involved with variable interest entities. FIN 46 establishes requirements for the consolidation of variable interest entities. An entity subject to the consolidation requirements of FIN 46 is referred to as a variable interest entity. Consolidation is required under FIN 46 when either of the following conditions is present: (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (2) the equity investors (as a group) do not hold a controlling financial interest in the entity. The effective date of FIN 46 depends on when the variable interest entity was formed and with the provisions of the revised FIN 46, it depends on the type of variable interest entity. FIN 46 is effective for public companies in 2003. The provisions of the revised FIN 46 are effective for public companies by the first reporting period ending after March 15, 2004. FIN 46 did not have and the Company expects the revised FIN 46 will not have any impact on its consolidated financial position, results of operations or cash flows.

CASH AND CASH EQUIVALENTS

Highly liquid investments purchased with an original maturity of three months or less are classified as cash equivalents. These instruments are stated at cost, which approximates fair value because of their short maturity.

SHORT-TERM INVESTMENTS

Short-term investments purchased with an original maturity of over three months but less than one year are stated at cost, which approximates fair value because of their short maturity. There were no short-term investments at January 1, 2004 or January 2, 2003.

INVENTORIES

Inventories, which consist primarily of food, beverage and operating supplies, are stated at the lower of cost or market value. Costs are determined using the first-in, first-out and the average cost methods.

ADVERTISING COSTS

Costs for advertising are expensed as incurred, except costs for direct-response advertising, which are capitalized and amortized over the period of the related program. Direct-response advertising costs consist primarily of mailing costs associated with direct-mail programs. Capitalized advertising costs, included in prepaid expenses, were immaterial at January 1, 2004 and January 2, 2003. Advertising costs that were expensed during the year were $15,433,000 in 2003, $15,704,000 in 2002 and $17,445,000 in 2001.

OTHER INVESTMENTS

The Casino Reinvestment Development Authority ("CRDA") bonds are classified as held-to-maturity securities and are carried at amortized cost less a valuation allowance.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. During construction, the Company capitalizes interest and other direct and indirect development costs. Interest is capitalized monthly by applying the effective interest rate on certain borrowings to the average balance of expenditures. The interest that was capitalized during the year was $8,322,000 in 2003, $3,004,000 in 2002 and $1,326,000 in 2001.

Depreciation and amortization are computed by the straight-line method based upon the following useful lives: buildings and improvements, 3-40 years; riverboats, barge, docking facilities and improvements, 3-25 years; furniture and equipment, 3-15 years; and leasehold improvements, shorter of lease term or asset useful life. Accumulated depreciation and amortization on buildings, riverboats and equipment was $540,113,000 at January 1, 2004 and $502,656,000 at January 2, 2003.

Improvements, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss, if any, on disposition is recognized in income as realized.

INTANGIBLE ASSETS

Debt issuance costs are capitalized as incurred and amortized using the interest method.

Development costs associated with pursuing opportunities in gaming jurisdictions, as well as in jurisdictions in which gaming has not been approved, are expensed as incurred until a particular opportunity is determined to be viable, generally when the Company has been selected as the operator of a new gaming facility, has applied for a gaming license or has obtained rights to a specific site. Development costs incurred subsequent to these criteria being met are capitalized. Development costs consist of licensing costs and site acquisition costs. In jurisdictions in which gaming has not been approved, only site acquisition costs are capitalized. In the event a project is later determined not to be viable or the Company is not licensed to operate a facility at a site, the capitalized costs related to this project or site would be expensed. It is reasonably possible that management's estimate of viability with regard to a development project may change in the near term.

Costs incurred to obtain initial gaming licenses to operate a casino are capitalized as incurred and prior to January 4, 2002, were amortized evenly over ten years beginning with the commencement of operations; subsequent renewal costs are amortized evenly over the renewal period. With the adoption of Statement of Financial Accounting Standards No. 142, effective January 4, 2002, the Company ceased amortization of its initial gaming licenses. The Company has determined, under the criteria established in SFAS 142, that the useful life of the initial gaming licenses is indefinite. Licensing costs consist primarily of payments or obligations to civic and community organizations, legal and consulting fees, application and selection fees with associated investigative costs and direct internal salaries and related costs of development personnel.

VALUATION OF LONG-LIVED ASSETS

Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances warrant such a review. The carrying value of a long-lived or amortizable intangible asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposition. Effective January 4, 2002, SFAS 142 requires an annual impairment review based on fair value for all intangible assets with indefinite lives. The Company performed an impairment test of its intangible assets with indefinite lives during the year 2003 and concluded that there was no impairment.

EQUITY INSTRUMENTS

The fair-value-based method of accounting is used for equity instruments issued to nonemployees for goods or services. The intrinsic-value-based method of accounting is used for stock-based employee compensation plans. The Company has elected to follow Accounting Principles Board Opinion No. 25 entitled "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock-based employee compensation arrangements because the alternative fair-value-based method of accounting provided for under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 entitled "Accounting for Stock-Based Compensation" requires use of option valuation models that were not developed for use in valuing employee stock options.

Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company's stock-based employee compensation plans are more fully discussed in Note 12. Stock Options.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its stock option plans under the fair-value-based method of that Statement. The fair value for these options was estimated at the date of grant or modification using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 2.6% in 2003 and 4.8% in 2002 and 2001, no dividend in 2003, 2002 or 2001, volatility factor of the expected market price of the Company's common stock of .50 in 2003 and 2002 and .47 in 2001, and an expected life of the option of 5.2 years in 2003, 5.6 years in 2002 and 5.1 years in 2001.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting or trading restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The pro forma information is as follows (in thousands, except per share data):

	2003	2002	2001
Net income, as reported	$60,930	$58,859	$58,009
Deduct: Total stock-based employee compensation expense determined under the fair-value-based method of accounting, net of income tax benefit	(3,197)	(3,542)	(3,007)
Pro forma net income	$57,733	$55,317	$55,002
Net income per common share:			
As reported	$ 1.72	$ 1.56	$ 1.53
Pro forma	$ 1.63	$ 1.46	$ 1.45
Net income per common share assuming dilution:			
As reported	$ 1.66	$ 1.51	$ 1.48
Pro forma	$ 1.58	$ 1.42	$ 1.41

REVENUE RECOGNITION

Casino revenue consists of gaming win net of losses. Other revenue consists of revenue from many various sources such as entertainment, retail outlets including gift shops, telephone, commissions and surcharges, hotel services and admissions to our riverboats. These revenues are recognized as earned. Revenues exclude the retail value of complimentary food and beverage, accommodations and other goods and services provided to customers. The estimated costs of providing such complimentaries have been classified as casino expenses through interdepartmental allocations as follows (in thousands):

	2003	2002	2001
Rooms	$ 18,000	$ 18,421	$ 19,452
Food and beverage	48,417	47,698	47,816
Other	3,280	3,066	3,428
	$ 69,697	$ 69,185	$ 70,696

INCOME TAXES

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

EARNINGS PER SHARE

Earnings per common share excludes dilution and is computed by dividing income applicable to common shareholders by the weighted-average number of common shares outstanding. Earnings per common share, assuming dilution, is computed based on the weighted-average number of common shares outstanding after consideration of the dilutive effect of stock options and the assumed conversion of the preferred stock at the stated rate.

NOTE 2. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, long-term investments and trade accounts receivable. The Company places its cash and temporary cash investments with high-credit-quality financial institutions. At times, such investments may be in excess of the FDIC and SIPC insurance limits.

The Atlantic City Tropicana has a concentration of credit risk in the northeast region of the U.S. The receivables at the Nevada operations are concentrated in California and the southwest region of the U.S. As a general policy, the Company does not require collateral for these receivables. At January 1, 2004 and January 2, 2003, the net receivables at Tropicana Atlantic City were $14,385,000 and $13,716,000, respectively, and the net receivables at Tropicana Las Vegas and Ramada Express combined were $5,106,000 and $4,116,000, respectively.

An allowance for doubtful accounts is maintained at a level considered adequate to provide for possible future losses. At January 1, 2004 and January 2, 2003, the allowance for doubtful accounts was $14,360,000 and $17,376,000, respectively.

NOTE 3. ACQUISITION AND PRIOR INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED PARTNERSHIP

The Company's prior investment in unconsolidated partnership was a noncontrolling partnership interest of 50% in Tropicana Enterprises, a Nevada general partnership that owned the real property that the Company leased in the operation of the Las Vegas Tropicana. The Company used the equity method of accounting for this investment. On February 28, 2002, the Company purchased the 50% partnership interest in Tropicana Enterprises that it did not own. After credits, the Company paid $117,500,000. The source of funds for this purchase was cash on hand of $47,500,000 and $70,000,000 in borrowings under its revolving credit facility ("Revolver"). In addition, the Company assumed

$48,921,000 of partnership debt ("Tropicana Enterprises Loan") that the Company was servicing through its rent payments. This purchase eliminates, after February 28, 2002, the Company's real estate rent expense at the Las Vegas Tropicana and its equity in unconsolidated partnership's loss. In connection with the lease, the Company expensed rents of $2,722,000 in 2002 and $17,240,000 in 2001, of which 50% was eliminated in consolidation. The Company's equity in unconsolidated partnership's loss during the year was $458,000 in 2002 and $3,702,000 in 2001. Distributions received from Tropicana Enterprises during the year were $489,000 in 2002 and $5,511,000 in 2001. The purchase, however, increases depreciation and interest expenses and decreases interest income after February 28, 2002. As part of the acquisition, the Company acquired the 50% interest in the Tropicana trademark, an intangible asset with an indefinite life, that it did not already own as part of its interest in the partnership, at an allocated cost of $22,172,000 based upon an appraisal report.

Summarized operating results, prior to the acquisition, for the unconsolidated partnership are as follows (in thousands):

	2002	2001
Revenues	$ 2,722	$ 17,240
Operating expenses	(473)	(2,795)
Operating income	2,249	14,445
Interest expense	(253)	(3,512)
Net income	$ 1,996	$ 10,933

The Company's share of the above operating results, after intercompany eliminations, is as follows (in thousands):

	2002	2001
Equity in unconsolidated partnership's loss	$ (458)	$ (3,702)

NOTE 4. INVESTMENTS

Investments consist of the following (in thousands):

	January 1, 2004	January 2, 2003
CRDA deposits, net of a valuation allowance of $4,321 and $3,986	$12,463	$ 10,242
CRDA bonds, net of a valuation allowance of $1,470 and $1,461 and an unamortized discount of $2,756 and $2,774	5,050	5,022
CRDA other investments, net of a valuation allowance of $1,171 and $1,306	2,073	2,156
	$19,586	$ 17,420

The Company has a New Jersey investment obligation based upon its New Jersey casino revenue. The Company may satisfy this investment obligation by investing in qualified eligible direct investments, by making qualified contributions or by depositing funds with the CRDA. Deposits with the CRDA bear interest at two-thirds of market rates, resulting in a fair value lower than cost. These deposits, under certain circumstances, may be donated to the CRDA in exchange for credits against future investment obligations. If not used for other purposes, the CRDA deposits are used to invest in bonds issued by the CRDA as they become available that also bear interest at two-thirds of market rates. The CRDA bonds have various contractual maturities that range from 11 to 41 years. Actual maturities may differ from contractual maturities because of prepayment rights.

In April 2002, the Company commenced construction on a major expansion project at the Atlantic City Tropicana. The Company has an agreement with the CRDA for approximately $20,100,000 in funding in connection with this expansion project. As of January 1, 2004, the Company has received approximately $16,300,000 in funding from the CRDA under this agreement. At January 1, 2004 and January 2, 2003, the Company had approximately $800,000 and $1,000,000, respectively, in available deposits with the CRDA that qualified for this funding and accordingly reclassified these amounts to accounts receivable.

NOTE 5. LAS VEGAS TROPICANA DEVELOPMENT

The Company's master plan for a potential development of its Las Vegas Tropicana site envisions the creation of two separate but essentially equal and inter-connected sites. The north site would be developed by the Company. The south site would be held for future Company development, joint venture development, or sale for development by another party.

For development of a potential project on the north site, a detailed design has almost been completed. The Company plans to complete construction documents and estimated construction costs by the end of the second quarter of 2004. The Company will decide by the end of the first quarter of 2005 whether to proceed, whether to delay, or whether not to proceed at all with the development of a project on the north site. The amount and timing of any future expenditure, and the extent of any impact on existing operations, will depend on the nature and timing of the development we ultimately undertake, if any. If we decide to abandon any facilities in the development process, we would have to conduct a review for impairment with a possible write-down and review their useful lives with a possible adjustment to depreciation and amortization expense. These reviews could result in adjustments that have a material adverse effect on our consolidated results of operations.

The net book value of the property and equipment used in the operation of the Las Vegas Tropicana, excluding land at a cost of $109,979,000, was $59,337,000 at January 1, 2004. The net book value of accounts receivable, inventories and prepaid expenses at the Las Vegas Tropicana was $8,138,000 at January 1, 2004. It is reasonably possible that the carrying value of some or all of these assets may change.

NOTE 6: INTANGIBLE ASSETS

Acquired intangible assets consist of the following (in thousands):

	January 1, 2004		January 2, 2003	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Subject to amortization:				
Debt issuance costs	$ 13,549	$ 6,528	$ 13,549	$ 5,003
Prepaid rent	9,482	459	7,327	—
Development costs	11,612	—	2,159	—
Leasing costs	2,794	—	1,112	—
Gaming license renewal costs	2,049	342	1,852	220
Other	445	60	395	70
	$ 39,931	$ 7,389	$ 26,394	$ 5,293
Not subject to amortization:				
Tropicana trademark	$ 22,172		$ 22,172	
Initial gaming licenses	10,352		10,352	
	$ 32,524		$ 32,524	

Amortization of acquired intangible assets (excluding prior year amortization of the Company's initial gaming licenses (see "Note 14. Amortization")) was $2,377,000 in 2003, $2,357,000 in 2002 and $2,374,000 in 2001.

Estimated future amortization expense for the acquired intangible assets subject to amortization at January 1, 2004 is as follows for each of the five years subsequent to January 1, 2004 (in thousands):

2004	$2,962
2005	2,869
2006	2,638
2007	1,911
2008	1,243

NOTE 7. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	January 1, 2004	January 2, 2003
8 7/8% Senior Subordinated Notes Due 2007; redeemable at 104.438%	$ 235,000	$ 235,000
9% Senior Subordinated Notes Due 2011; redeemable at a defined premium	175,000	175,000
Revolver; floating rate; 3.2% at January 1, 2004; matures June 30, 2005	146,500	25,000
Term loan; floating rate, 3.7% at January 1, 2004; matures June 30, 2005	47,750	48,250
Tropicana Enterprises Loan; floating rate, 3.1% at January 1, 2004; matures June 30, 2005	41,116	45,504
Obligations under capital leases	200	327
	645,566	529,081
Less current portion	(16,963)	(5,015)
	$ 628,603	$ 524,066

Maturities of long-term debt for the five years subsequent to January 1, 2004 are as follows (in thousands):

2004	$ 16,963
2005	218,587
2006	16
2007	235,000
2008	—

Interest on the 8 7/8% Senior Subordinated Notes due May 15, 2007 ("8 7/8% Notes") is payable semiannually on May 15 and November 15. The 8 7/8% Notes are redeemable at the option of the Company, in whole or in part, at prices from 104.438% of the principal amount plus interest declining to 100% of the principal amount plus interest beginning May 15, 2006.

Interest on the 9% Senior Subordinated Notes due August 15, 2011 ("9% Notes") is payable on February 15 and August 15. At any time prior to August 15, 2006, the 9% Notes are redeemable at the option of the Company, in whole or in part, at a price of 100% of the principal amount plus a redemption premium plus accrued and unpaid interest. The redemption premium will be equal to the greater of (1) 1% of the principal amount or (2) the excess of (A) the sum of the present values of (i) 104.5% of the principal amount and (ii) all required interest payments through August 15, 2006, excluding accrued but unpaid interest, computed in each case using a discount rate equal to the treasury rate at the time of redemption plus 50 basis points over (B) the principal amount. On or after August 15, 2006, the 9% Notes are redeemable at the option of the Company, in whole or in part, at prices from 104.5% of the principal amount plus interest declining to 100% of the principal amount plus interest beginning August 15, 2009.

The 8 7/8% Notes and 9% Notes, ranked *pari passu*, are general unsecured obligations of the Company and are subordinated in right of payment to all present and future senior indebtedness (as defined) of the Company. Upon change of control of the Company, the holders of the 8 7/8% Notes and 9% Notes would have the right to require repurchase of the respective notes at 101% of the principal amount plus accrued and unpaid interest. Certain covenants in the 8 7/8% Notes and 9% Notes limit the ability of the Company to incur indebtedness, make certain payments or engage in mergers, consolidations or sales of assets.

At January 1, 2004, the maximum amount available under the Revolver was $264,000,000, which left $114,028,000 available for future borrowing after consideration of outstanding letters of credit. On December 23, 2003, the Company amended its Revolver to revise the reduction rate so that the maximum amount available under the Revolver decreases by $12,000,000 on December 31, 2004, and quarterly thereafter. Interest is computed on the outstanding principal balance of the Revolver based upon, at the Company's option, a one-, two-, three- or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.50%, or the prime rate plus a margin ranging from zero to 1.25%. The applicable margin is dependent upon the Company's outstanding indebtedness and operating cash flow. As of January 1, 2004, the margin was at 0.625% less than the highest level. Interest computed based upon the Eurodollar rate is payable quarterly or on the last day of the applicable Eurodollar interest period, if earlier. Interest computed based upon the prime rate is payable quarterly. The Company incurs a commitment fee ranging from 0.225% to 0.4375% per annum on the unused portion of the Revolver.

The Term loan ("Term Loan") calls for quarterly principal payments of $125,000 on a calendar basis through June 30, 2004, and $11,875,000 beginning on September 30, 2004 through maturity. Interest is computed on the Term Loan based upon, at the Company's option, a one-, two-, three- or six-month Eurodollar rate plus a margin of 2.5%. Interest is payable quarterly or on the last day of the applicable Eurodollar interest period, if earlier.

The collateral securing the Revolver and the Term Loan, shared on a *pari passu* basis, consists of all the property of Tropicana Atlantic City, Ramada Express and the casino riverboat operations and, with certain exceptions, the stock of the Company's subsidiaries. The Revolver imposes various restrictions on the Company, including limitations on its ability to incur additional debt, commit funds to capital expenditures and investments, merge or sell assets. The Revolver also prohibits dividends on the Company's common stock (other than those payable in common stock) and repurchases of the Company's common stock in excess of $250,000,000 with limited exceptions. In addition, the Revolver contains quarterly financial tests, including a minimum requirement for operating cash flow, a minimum ratio of fixed charge coverage and maximum ratios of total debt and senior debt to operating cash flow. The restrictions imposed on the Company by the Term Loan are similar to those imposed by the Company's senior subordinated debt.

The Tropicana Enterprises Loan calls for monthly principal payments of $391,000 to $419,000, with a final payment of approximately $34,000,000 due at maturity. The Tropicana Enterprises Loan is collateralized by the Las Vegas Tropicana property. Interest is computed based upon, at the borrower's option, a one-, two-, three- or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.25%, or the prime rate plus a margin ranging from zero to 1.00%. The applicable margin is dependent upon the Company's outstanding indebtedness and operating cash flow. As of January 1, 2004, the margin was at 0.375% less than the highest level. Interest computed based upon the Eurodollar rate is payable quarterly or on the last day of the applicable Eurodollar interest period, if earlier. Interest computed based upon the prime rate is payable quarterly.

NOTE 8. LEASE OBLIGATIONS

The Company is a lessee under a number of noncancelable lease agreements involving land, buildings, leasehold improvements and equipment, some of which provide for contingent rentals based on revenues. The leases extend for various periods up to 10 years and generally provide for the payment of executory costs (taxes, insurance and maintenance) by the Company. Certain of these leases have provisions for renewal options ranging from 1 to 20 years, primarily under similar terms, and/or options to purchase at various dates.

Properties leased under capital leases are as follows (in thousands):

	January 1, 2004	January 2, 2003
Furniture and equipment	$ 2,111	$ 2,254
Less accumulated amortization	(2,067)	(2,150)
	$ 44	$ 104

Amortization of furniture and equipment leased under capital leases, computed on a straight-line basis, was $55,000 in 2003, $324,000 in 2002 and $807,000 in 2001.

Minimum future lease obligations on long-term, noncancelable leases in effect at January 1, 2004 are as follows (in thousands):

Year	Capital	Operating
2004	$ 158	$ 4,453
2005	44	3,021
2006	16	1,360
2007	—	643
2008	—	156
Thereafter	—	298
	218	$ 9,931
Amount representing interest	(18)	
Net present value	200	
Less current portion	(143)	
Long-term portion	$ 57	

The above net present value is computed based on specific interest rates determined at the inception of the leases.

Rent expense is detailed as follows (in thousands):

	2003	2002	2001
Minimum rentals	$ 6,072	$ 7,327	$13,005
Contingent rentals	2,707	5,443	5,630
	$ 8,779	$12,770	$18,635

NOTE 9. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following (in thousands):

	January 1, 2004	January 2, 2003
Deferred compensation and retirement plans	$ 17,960	$ 15,219
Deferred income	2,531	2,783
Las Vegas Boulevard beautification assessment	315	348
	20,806	18,350
Less current portion	(981)	(870)
	$ 19,825	$ 17,480

NOTE 10. REDEEMABLE PREFERRED STOCK

A series of preferred stock consisting of 100,000 shares has been designated Series B ESOP Convertible Preferred Stock ("Series B Stock") and those shares were issued on December 20, 1989, to the Company's Employee Stock Ownership Plan ("ESOP"). In 2001, the ESOP was merged into the Aztar Corporation 401(k) Plan ("401(k) Plan") and the assets of the ESOP were subsequently transferred to the 401(k) Plan.

Beginning January 1, 2001, the Series B Stock was held by the Aztar Corporation 401(k) Plan Stock and Insurance Trust. During 2003, 2002 and 2001, respectively, 3,478 shares, 3,584 shares and 4,411 shares were redeemed primarily in connection with employee terminations. At January 1, 2004, cumulative redemptions totaled 47,470 shares. The Series B Stock has an annual dividend rate of $8.00 per share per annum payable semiannually in arrears. These shares have no voting rights except under certain limited, specified conditions. Shares may be converted into common stock at $9.46 per share of common stock and have a liquidation preference of $100 per share plus accrued and unpaid dividends.

The shares that have vested are redeemable at the higher of $100 per share plus accrued and unpaid dividends, appraised value or conversion value, at the election of the participant upon becoming eligible to redeem Series B Stock or at the election of the Company. The participant or beneficiary may elect to receive cash or common stock of the Company for the redemption value. The Company may elect to fund the redemption with either cash or its common stock. The excess of the redemption value of the Series B Stock over the carrying value is charged to retained earnings upon redemption. In order for a Series B Stock redemption to occur, a request for distribution is made by the participant or beneficiary. Those participants or beneficiaries who are eligible to redeem their Series B Stock are permitted to leave their Series B Stock in their account until an election for redemption is made or until federal statutes require a form of distribution.

In the event of default in the payment of dividends on the Series B Stock for six consecutive semiannual periods, each outstanding share would have one vote per share of common stock into which the preferred stock is convertible.

NOTE 11. CAPITAL STOCK

The Company is authorized to issue 10,000,000 shares of preferred stock, par value $.01 per share, issuable in series as the Board of Directors may designate. Approximately 100,000 shares of preferred stock have been designated Series A Junior Participating Preferred Stock but none have been issued.

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $.01 per share. Shares issued were 52,580,498 at January 1, 2004 and 52,413,498 at January 2, 2003. Common stock outstanding was net of 18,309,695 and 15,387,119 treasury shares at January 1, 2004 and January 2, 2003, respectively. One preferred stock purchase right ("Right") is attached to each share of the Company's common stock. Each Right will entitle the holder, subject to the occurrence of certain events, to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $50.00 per one one-thousandth of a share, subject to adjustment. The Rights will expire in December 2009 if not earlier extended or redeemed by the Company at $.01 per Right.

In accordance with the Merger agreement, 666,572 shares of common stock that had not been claimed by the shareholders of Ramada were returned to the Company in December 1990 to be held as treasury shares until claimed. During 2001, 206 shares were claimed. No unclaimed shares were held by the Company as of January 1, 2004 and January 2, 2003.

In 1999, the Board of Directors authorized the Company to make discretionary repurchases of up to 8,000,000 shares of its common stock. In 2000, the Board of Directors authorized the Company to make discretionary repurchases of up to 3,000,000 additional shares of its common stock. There were 2,334,700, 4,973,000 and 3,692,300 shares repurchased under this program in 2001, 2000 and 1999, respectively. This share repurchase program was completed in October 2001. In December 2002, the Board of Directors authorized the Company to make discretionary repurchases of up to 4,000,000 shares of its common stock. There were 2,922,576 and 283,200 shares repurchased under this program in 2003 and 2002, respectively. At January 1, 2004, there remained authority to repurchase 794,224 shares of common stock under this program. All purchases under the Company's stock repurchase program were made or may be made in the future from time to time in the open market or privately negotiated transactions, depending upon market prices and other business factors. Repurchased shares are stated at cost and held as treasury shares to be used for general corporate purposes.

The Company accepted 222 and 1,081 shares of its common stock in 2002 and 2001, respectively, from nonemployee Directors in lieu of cash due to the Company in connection with the exercise of stock options. Such shares of common stock are stated at cost and held as treasury shares to be used for general corporate purposes.

At January 1, 2004, January 2, 2003 and January 3, 2002, common shares reserved for future grants of stock options under the Company's stock option plans were 85,664, 694,664 and 1,427,331, respectively. At January 1, 2004, common shares reserved for the conversion of the Series B Stock were 556,000 and shares of preferred stock reserved for exercise of the Rights were 50,000.

NOTE 12. STOCK OPTIONS

The Company's 1989 Stock Option and Incentive Plan ("1989 Plan") expired in June 1999. The 1989 Plan had authorized the grant of up to 6,000,000 shares of the Company's common stock pursuant to options, restricted shares and performance shares to officers and key employees of the Company. Options granted under the 1989 Plan have 10-year terms and vest and become exercisable at the rate of 1/3 per year on each of the first three anniversary dates of the grant, subject to continued employment on those dates. During 1999, the Company adopted the 1999 Employee Stock Option and Incentive Plan ("1999 Plan"). The 1999 Plan has authorized the grant of up to 4,000,000 shares of the Company's common stock pursuant to options, stock appreciation rights, restricted shares, deferred shares and performance shares to officers and key employees of the Company. Options granted under the 1999 Plan have 10-year terms and vest and become exercisable at the rate of 1/3 per year on each of the first three anniversary dates of the grant, subject to continued employment on those dates. Options granted on May 8, 2002, or later, under the 1999 Plan include an additional provision that provides for accelerated vesting under certain circumstances related to retirement, disability or death. The Company's 1990 Nonemployee Directors Stock Option Plan ("1990 Plan") expired in July 2000. The 1990 Plan had authorized the grant of up to 250,000 shares of the Company's common stock pursuant to options granted to nonemployee Directors of the Company. Options granted under the 1990 Plan have 10-year terms and vested and became exercisable on the date of grant. During 2001, the Company's shareholders approved the 2000 Nonemployee Directors Stock Option Plan ("2000 Plan"). The 2000 Plan has authorized the grant of up to 250,000 shares of the Company's common stock pursuant to options granted to nonemployee Directors of the Company. Options granted under the 2000 Plan have 10-year terms. The 2000 Plan provides for the granting of options that vest and become exercisable on the date of grant. The 2000 Plan has been modified to also provide for the granting of options whereby a portion vests and becomes exercisable on the date of grant and the remainder vests and becomes exercisable evenly over varying terms depending on the date of the grant, subject to being a Company Director on those dates.

A summary of the Company's stock option activity and related information is as follows (in thousands of shares):

	2003		2002		2001	
	Shares Under Option	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price
Beginning balance outstanding	4,253	$11.37	4,185	$ 8.84	3,955	$ 8.18
Granted	633	$15.69	770	$21.38	542	$13.21
Exercised	(167)	$ 8.78	(665)	$ 6.77	(284)	$ 7.95
Forfeited	(24)	$20.46	(37)	$16.66	(28)	$ 9.34
Expired	—	$ —	—	$ —	—	$ —
Ending balance outstanding	4,695	$12.00	4,253	$11.37	4,185	$ 8.84
Exercisable at end of year	3,438	$ 9.98	3,002	$ 8.74	2,719	$ 7.70
Weighted-average fair value of options granted during the year	$ 7.37		$ 11.00		$ 6.28	

The following table summarizes additional information about the Company's stock options (in thousands of shares):

			Options Outstanding		Options Exercisable
Range of Exercise Prices	Shares Under Option	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price
JANUARY 1, 2004					
$ 4.06 to $ 5.06	238	3.0 years	$ 4.99	238	$ 4.99
$ 6.75 to $ 7.75	1,384	4.5 years	$ 7.30	1,384	$ 7.30
$ 9.50 to $ 9.81	707	5.7 years	$ 9.80	707	$ 9.80
$11.00 to $14.75	1,046	6.9 years	$12.58	854	$12.43
$15.10 to $22.15	1,320	8.8 years	$18.90	255	$21.45
	4,695	6.4 years	$12.00	3,438	$ 9.98
JANUARY 2, 2003					
$ 4.06 to $ 5.06	238	4.0 years	$ 4.99	238	$ 4.99
$ 6.75 to $ 7.75	1,491	5.4 years	$ 7.29	1,491	$ 7.29
$ 9.50 to $ 9.81	728	6.7 years	$ 9.80	701	$ 9.81
$11.00 to $14.75	1,085	7.9 years	$12.59	542	$12.37
$18.52 to $22.15	711	9.4 years	$21.80	30	$20.46
	4,253	6.9 years	$11.37	3,002	$ 8.74
JANUARY 3, 2002					
$ 4.06 to $ 5.50	443	5.0 years	$ 4.99	441	$ 4.99
$ 6.50 to $ 7.75	1,874	6.1 years	$ 7.25	1,577	$ 7.25
$ 9.13 to $ 9.81	803	7.6 years	$ 9.76	497	$ 9.77
$11.00 to $14.75	1,065	8.9 years	$12.56	204	$12.02
	4,185	7.0 years	$ 8.84	2,719	$ 7.70

NOTE 13. BENEFIT PLANS

The Company has nonqualified defined benefit pension plans and a deferred compensation plan. These plans are unfunded. Effective January 3, 2003, the Company established the Aztar Corporation Nonqualified Retirement Trust for the benefit of employees covered by one of the Company's nonqualified defined benefit pension plans. The Company contributed $6,217,000 to this irrevocable trust on January 9, 2003. To support the benefit liability of the deferred compensation plan, the Company has purchased life insurance contracts. The market value of the trust and the cash value of the life insurance was $8,123,000 and $1,792,000 at January 1, 2004 and January 2, 2003, respectively. The funds in the trust and life insurance contracts are assets of the Company and are included in other assets. The Company uses a December 31 measurement date for all of its plans. The following table shows a reconciliation of the changes in the plans' benefit obligation for the years 2003 and 2002 and a reconciliation of the funded status with amounts recognized in the Consolidated Balance Sheets as of January 1, 2004 and January 2, 2003 (in thousands):

	Defined Benefit Plans		Deferred Compensation Plan	
	2003	2002	2003	2002
Projected benefit obligation at beginning of year	$ 12,310	$10,133	$ 6,329	$ 5,866
Service cost	91	—	12	13
Interest cost	812	725	401	413
Plan amendment (a)	318	—	—	—
Actuarial loss	2,928	1,723	261	361
Benefits paid	(271)	(271)	(393)	(324)
Projected benefit obligation at end of year	16,188	12,310	6,610	6,329
Plan assets	—	—	—	—
Funded status	(16,188)	(12,310)	(6,610)	(6,329)
Unrecognized actuarial loss	6,397	3,902	531	270
Unrecognized prior service cost	283	190	—	—
Net amount recognized	$ (9,508)	$ (8,218)	$(6,079)	$(6,059)
Amounts recognized in the Consolidated Balance Sheets consist of:				
Accrued benefit liability	$(11,350)	$ (8,890)	$(6,610)	$(6,329)
Intangible asset	281	—	—	—
Accumulated other comprehensive loss (b)	1,561	672	531	270
Net amount recognized	$ (9,508)	$ (8,218)	$(6,079)	$(6,059)

(a) Effective January 3, 2003, the Company's Board of Directors authorized the establishment of the Aztar Corporation Nonqualified Retirement Plan for Selected Senior Executives.

(b) In the Consolidated Statements of Shareholders' Equity, accumulated other comprehensive loss relating to a minimum pension liability adjustment during the year is reported net of an income tax benefit of $236, $140 and $190 in 2003, 2002 and 2001, respectively.

The accumulated benefit obligation for the defined benefit plans was $11,350,000 and $8,795,000 at January 1, 2004 and January 2, 2003, respectively. The accumulated benefit obligation for the deferred compensation plan was $6,610,000 and $6,329,000 at January 1, 2004 and January 2, 2003, respectively.

The weighted average assumptions used to determine the Company's benefit obligation are as follows:

	Defined Benefit Plans		Deferred Compensation Plan	
	2003	2002	2003	2002
Discount rate	6.00%	6.50%	6.00%	6.50%
Rate of compensation increase	5.00%	5.00%	N/A	N/A

The components of benefit plan expense are as follows (in thousands):

	Defined Benefit Plans			Deferred Compensation Plan		
	2003	2002	2001	2003	2002	2001
Service cost	$ 91	$ —	$ —	$ 12	$ 13	$ 14
Interest cost	812	725	680	401	413	412
Amortization of prior service cost	224	150	150	—	—	—
Recognized net actuarial (gain)loss	433	195	(55)	—	—	—
Cash surrender value increase net of premium expense	—	—	—	(322)	(318)	(287)
	$1,560	$ 1,070	$775	$ 91	$ 108	$ 139

The weighted average assumptions used to determine the Company's benefit plan expense are as follows:

	Defined Benefit Plans			Deferred Compensation Plan		
	2003	2002	2001	2003	2002	2001
Discount rate	6.50%	7.25%	7.50%	6.50%	7.25%	7.50%
Rate of compensation increase	5.00%	5.00%	5.00%	N/A	N/A	N/A

The Company has a defined contribution plan that covers substantially all employees who are not covered by a collective bargaining unit. The plan allows employees, at their discretion, to make contributions of their before-tax earnings to the plan up to an annual maximum amount. The Company matches 50% of the employee contributions that are based on up to 6% in 2003, 2002 and 2001 of an employee's before-tax earnings. Compensation expense with regard to Company matching contributions was $2,269,000, $2,431,000 and $2,342,000 in 2003, 2002 and 2001, respectively. The Company contributed $4,695,000, $4,390,000 and $4,039,000 in 2003, 2002 and 2001, respectively, to trusteed pension plans under various collective bargaining agreements.

NOTE 14. AMORTIZATION

In July 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets." SFAS 142 is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. Effective January 4, 2002, the Company ceased amortization of the cost of its initial gaming licenses because it was determined, under the criteria established in SFAS 142, that these assets have an indefinite life. Amortization expense related to the cost of the Company's initial gaming licenses was $2,673,000 in 2001.

A reconciliation of the Company's reported net income to pro forma net income to give effect to SFAS 142 is as follows (in thousands, except per share data):

	2003	2002	2001
Reported net income	$ 60,930	$ 58,859	$ 58,009
Addback: Initial gaming licenses amortization, net of income tax of $1,069 in 2001	—	—	1,604
Pro forma net income	$ 60,930	$ 58,859	$ 59,613
Net income per common share:			
As reported	$ 1.72	$ 1.56	$ 1.53
Initial gaming licenses amortization	—	—	.04
Pro forma	$ 1.72	$ 1.56	$ 1.57
Net income per common share assuming dilution:			
As reported	$ 1.66	$ 1.51	$ 1.48
Initial gaming licenses amortization	—	—	.04
Pro forma	$ 1.66	$ 1.51	$ 1.52

NOTE 15. ACCOUNTING FOR THE IMPACT OF THE OCTOBER 30, 2003 CONSTRUCTION ACCIDENT

An accident occurred on the site of the construction of the parking-garage component of the expansion of the Atlantic City Tropicana on October 30, 2003. The accident resulted in a loss of life and serious injuries, as well as extensive damage to the facilities under construction. Access to the property was limited during the subsequent days because some of the streets surrounding the property were closed. In addition, the Tropicana's operations were disrupted by the temporary evacuation of 600 hotel rooms and the temporary closure of the parking garages that are part of the existing property. Two streets adjacent to the property remained closed through January 1, 2004, preventing use of the bus terminal and limiting access to the existing parking garages and the porte cochere. Construction has recommenced in the portion of the expansion project unaffected by the accident.

For the year ended January 1, 2004, the Company included a charge of $512,000 in general and administrative expenses. The charge related primarily to a deductible on liability insurance and professional fees incurred. The Company reduced construction in progress for the estimated asset loss and recorded a receivable of approximately $3,000,000. The full extent of the asset loss will not be known until debris removal is completed and a full inspection of potential damages is performed. The Company will continue to assess other potential losses and costs it might incur in relation to the construction accident; however, these costs are not yet accruable.

The Company has business interruption insurance policies but no profit recovery was recorded at January 1, 2004. Profit recovery from business interruption insurance will be recorded when the amount of recovery is agreed to by the insurers.

NOTE 16. INCOME TAXES

The (provision) benefit for income taxes is comprised of (in thousands):

	2003	2002	2001
Current:			
Federal	$(22,506)	$(18,933)	$(19,457)
State	(5,260)	(5,124)	80
	(27,766)	(24,057)	(19,377)
Deferred:			
Federal	(1,131)	(12,284)	(12,854)
State	443	(633)	157
	(688)	(12,917)	(12,697)
	$(28,454)	$(36,974)	$(32,074)

The Internal Revenue Service ("IRS") is examining the Company's income tax returns for the years 2000 through 2002. During the fourth quarter of 2003, the IRS completed its examination for the years 1994 through 1999 and settled one of the two remaining issues entirely and a portion of the other remaining issue, resulting in a tax benefit of $6,724,000. The issue that was settled entirely involved the deductibility of certain complimentaries provided to customers. The other issue involved the deductibility of a portion of payments on certain liabilities related to the Restructuring. The Company has reserved the right to pursue the unagreed portion in court and would receive a refund, if successful. In 2002, the Company settled these same two issues with the IRS for the years 1992 and 1993, resulting in a tax benefit of $1,041,000. The New Jersey Division of Taxation is examining the New Jersey income tax returns for the years 1995 through 1998. Management believes that adequate provision for income taxes and interest has been made in the financial statements.

The Company has received proposed assessments from the Indiana Department of Revenue ("IDR") in connection with the examination of the Company's Indiana income tax returns for the years 1996 through 2000. Those assessments are based on the IDR's position that the Company's gaming taxes that are based on gaming revenue are not deductible for Indiana income tax purposes. The Company filed a petition in Indiana Tax Court for the 1996 and 1997 tax years and oral arguments were heard in April 2001. The Company has filed a formal protest for the years 1998 through 2000. Although the Company cannot predict the outcome of this matter with any certainty, the Company believes that it has a meritorious legal defense to those assessments and has not recorded an accrual for payment. It is reasonably possible that the Company's estimate may change in the near term, as necessary to reflect future developments. The amount involved, including the Company's estimate of interest, net of a federal income tax benefit assuming continuation through January 1, 2004, was approximately $11,300,000 at January 1, 2004.

General business credits are taken as a reduction of the provision for income taxes during the year such credits become available. The (provision) benefit for income taxes differs from the amount computed by applying the U.S. federal income tax rate (35%) because of the effect of the following items (in thousands):

	2003	2002	2001
Tax (provision) benefit at U.S. federal income tax rate	$(31,284)	$(33,542)	$(31,529)
State income taxes, net	(3,137)	(3,693)	(230)
Nondeductible business expenses	105	(628)	(399)
IRS examination	5,708	567	(368)
General business credits	432	412	525
Other, net	(278)	(90)	(73)
	$(28,454)	$(36,974)	$(32,074)

The income tax effects of loss carryforwards, tax credit carryforwards and temporary differences between financial and income tax reporting that give rise to the deferred income tax assets and liabilities are as follows (in thousands):

	January 1, 2004	January 2, 2003
Net operating loss carryforward	$ 749	$ 2,026
Accrued bad debt expense	8,845	10,525
Accrued compensation	7,491	8,318
Accrued liabilities	9,734	9,578
Gross deferred tax assets	26,819	30,447
Deferred tax asset valuation allowance	(337)	(1,814)
Other	(325)	(7,681)
Depreciation and amortization	(38,674)	(32,781)
Gross deferred tax (liabilities)	(38,999)	(40,462)
Net deferred tax assets (liabilities)	$(12,517)	$(11,829)

Gross deferred tax assets are reduced by a valuation allowance. The beginning-of-year valuation allowance was reduced during 2003, 2002 and 2001, which caused a decrease in income tax expense of $21,000, $154,000 and $305,000, respectively.

At January 1, 2004, the Company has net operating loss carryforwards for state income tax purposes that will expire in the following years if not used (in thousands):

2004	$ 479
2005	3,938
2006	1,312
2007 to 2021	42,800

NOTE 17. EARNINGS PER SHARE

The computations of net income per common share and net income per common share, assuming dilution, are as follows (in thousands, except per share data):

	2003	2002	2001
Net income	$60,930	$58,859	$58,009
Less: preferred stock dividend and losses on redemption	(777)	(848)	(794)
Income available to common shareholders	60,153	58,011	57,215
Plus: income impact of assumed conversion of dilutive preferred stock	420	448	476
Income available to common shareholders plus dilutive potential common shares	$60,573	$58,459	$57,691
Weighted-average common shares applicable to net income per common share	34,999	37,191	37,385
Effect of dilutive securities:			
Stock option incremental shares	1,008	1,058	948
Assumed conversion of preferred stock	556	592	630
Dilutive potential common shares	1,564	1,650	1,578
Weighted-average common shares applicable to net income per common share assuming dilution	36,563	38,841	38,963
Net income per common share	$ 1.72	$ 1.56	$ 1.53
Net income per common share assuming dilution	$ 1.66	$ 1.51	$ 1.48

Stock options that were excluded from the earnings per share computations because their effect would have been antidilutive were 677,000 and 1,258,000 at January 1, 2004 and January 2, 2003, respectively. No stock options were excluded at January 3, 2002.

NOTE 18. CONTINGENCIES AND COMMITMENTS

The Company agreed to indemnify Ramada against all monetary judgments in lawsuits pending against Ramada and its subsidiaries as of the conclusion of the Restructuring on December 20, 1989, as well as all related attorneys' fees and expenses not paid at that time, except for any judgments, fees or expenses accrued on the hotel business balance sheet and except for any unaccrued and unreserved aggregate amount up to $5,000,000 of judgments, fees or expenses related exclusively to the hotel business. Aztar is entitled to the benefit of any cross-claims or counterclaims related to such lawsuits and of any insurance proceeds received. There is no limit to the term or the maximum potential future payment under this indemnification. In addition, the Company agreed to indemnify Ramada for certain lease guarantees made by Ramada. The lease terms potentially extend through 2015 and Ramada guaranteed all obligations under these leases. The Company has recourse against a subsequent purchaser of the operations covered by these leases. The estimated maximum potential amount of future payments the Company could be required to make under these indemnifications is $8,000,000 at January 1, 2004. In connection with these matters, the Company's accrued liability was $3,833,000 at both January 1, 2004 and January 2, 2003.

The CRDA has issued bonds that are being serviced by its parking fee revenue. A series of these bonds are collateralized by a portion, $1,182,000 and $448,000 at January 1, 2004 and January 2, 2003, respectively, of the Company's CRDA deposits. The portion that serves as collateral is a varying percentage of a portion of CRDA deposits that satisfy the Company's investment obligation based upon its New Jersey casino revenue. In the event that the CRDA's parking fees are insufficient to service its bonds, these deposits can be used for that purpose. To the extent the Company's CRDA deposits are used to service these bonds, the Company would receive credit against future investment obligations. The Company's CRDA deposits serve as collateral for a one-year period, after which they become available for eligible investments. This arrangement continues through 2013. The Company received a fee for this arrangement that is being amortized on a straight-line basis through 2013. The Company's estimate of the maximum potential deposits that could be used to service CRDA bonds is $19,000,000 at January 1, 2004.

The Company is a party to various other claims, legal actions and complaints arising in the ordinary course of business or asserted by way of defense or counterclaim in actions filed by the Company. Management believes that its defenses are substantial in each of these matters and that the Company's legal posture can be successfully defended without material adverse effect on its consolidated financial position, results of operations or cash flows.

The Company has severance agreements with certain of its senior executives. Severance benefits range from a lump-sum cash payment equal to three times the sum of the executive's annual base salary and the average of the executive's annual bonuses awarded in the preceding three years plus payment of the value in the executive's outstanding stock options and vesting and distribution of any restricted stock to a lump-sum cash payment equal to one half of the executive's annual base salary. In certain agreements, the termination must be as a result of a change in control of the Company. Based upon salary levels and stock options at January 1, 2004, the aggregate commitment under the severance agreements should all these executives be terminated was approximately $58,000,000 at January 1, 2004.

At January 1, 2004, the Company had commitments of approximately $67,000,000 for the Atlantic City Tropicana expansion project and approximately $4,000,000 for an executive conference center project at Casino Aztar Evansville.

NOTE 19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents (in thousands) the carrying amounts and estimated fair values of the Company's financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	January 1, 2004		January 2, 2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Investments	$ 19,586	$ 19,586	$ 17,420	$ 17,420
Other assets	6,266	6,266	—	—
Liabilities				
Accounts payable and accruals	3,833	650	3,833	700
Current portion of long-term debt	16,963	16,963	5,015	5,015
Current portion of other long-term liabilities	252	252	252	252
Long-term debt	628,603	655,653	524,066	533,141
Other long-term liabilities	2,279	2,279	2,531	2,531
Series B convertible preferred stock	5,253	12,187	5,601	10,025
Off-Balance-Sheet				
Letters of credit	—	4,748	—	3,433

The carrying amounts shown in the table are included, if applicable, in the Consolidated Balance Sheets under the indicated captions. All of the Company's financial instruments are held or issued for purposes other than trading.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

Investments consisted of deposits with the CRDA, CRDA bonds that bear interest at two-thirds of market rates resulting in a fair value lower than cost and other CRDA investments (primarily loans). The carrying amounts of these deposits, bonds and other investments are presented net of a valuation allowance and in the case of the bonds an unamortized discount that result in an approximation of fair values.

Included in other assets is a trust established for the benefit of employees covered by one of the Company's nonqualified defined benefit pension plans. The funds in the trust are invested in money market securities. The fair value of the money market securities approximates cost.

Included in accounts payable and accruals is the Company's accrued liability in connection with its indemnification of Ramada. The fair values were estimated using an expected present value method.

The fair values of the Company's publicly traded debt were estimated based on the bid prices in the public bond markets. The carrying amounts of the Revolver, the Term Loan and the Tropicana Enterprises Loan are reasonable estimates of fair values because this debt is carried with a floating interest rate.

The fair value of the Company's CRDA bond guarantee is estimated to be the same as the unamortized carrying amount of the guarantee premium.

The fair values reported for the Series B convertible preferred stock represents the appraised fair values as determined by an independent appraisal.

The fair values of the letters of credit were estimated to be the same as the contract values based on the nature of the fee arrangement with the issuing financial institution.

NOTE 20. UNAUDITED QUARTERLY RESULTS/COMMON STOCK PRICES

The following unaudited information shows selected items in thousands, except per share data, for each quarter. The Company's common stock is listed on the New York Stock Exchange.

	First	Second	Third	Fourth
2003				
Revenues	$203,016	$214,519	$210,267	$185,344
Operating income	31,671	39,972	35,611	17,769
Income before income taxes	22,310	30,963	26,990	9,121
Income taxes (a)	(8,765)	(12,172)	(10,088)	2,571
Net income	13,545	18,791	16,902	11,692
Earnings per share:				
Net income per common share	.37	.53	.48	.34
Net income per common share assuming dilution	.36	.51	.46	.32
2002				
Revenues	$205,994	$211,101	$218,106	$199,073
Operating income (b)	32,097	39,608	36,932	27,843
Income before income taxes (b)	21,672	29,126	26,802	18,233
Income taxes (c)(d)	(7,913)	(12,648)	(10,233)	(6,180)
Net income	13,759	16,478	16,569	12,053
Earnings per share:				
Net income per common share	.37	.44	.44	.32
Net income per common share assuming dilution	.35	.42	.43	.31
COMMON STOCK PRICES				
2003 — High	$ 15.00	$ 17.17	$ 19.90	$ 23.94
— Low	11.43	13.41	15.76	16.15
2002 — High	23.20	25.90	20.05	15.13
— Low	17.25	17.90	12.40	11.00

(a) In the fourth quarter of 2003, the Company settled one of the two remaining issues entirely and a portion of the other remaining issue with the Internal Revenue Service related to the examination of the Company's income tax returns for the years 1994 through 1999. The issue that was settled entirely involved the deductibility of certain complimentaries provided to customers. The other issue involved the deductibility of a portion of payments on certain liabilities related to the Restructuring. The settlement resulted in a tax benefit of $6,724.

(b) On February 28, 2002, the Company purchased the 50% partnership interest in Tropicana Enterprises that it did not own. This purchase eliminates, after February 28, 2002, the Company's real estate rent expense at the Las Vegas Tropicana and its equity in unconsolidated partnership's loss. The purchase, however, increases depreciation and interest expenses and decreases interest income after February 28, 2002.

(c) During the second quarter of 2002, the State of New Jersey enacted the Business Tax Reform Act, which was retroactive to the beginning of 2002. As a result, the Company's second-quarter income tax provision included an additional $1,800 to provide for the effect of this new tax legislation on the Company's year-to-date results through the second quarter 2002.

(d) In the fourth quarter of 2002, the Company settled the remaining two issues with the Internal Revenue Service related to the examination of the Company's income tax returns for the years 1992 and 1993. The two issues involved the deductibility of certain complimentaries provided to customers and the deductibility of a portion of payments on certain liabilities related to the Restructuring. The settlement resulted in a tax benefit of $1,041.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of
Aztar Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Aztar Corporation and Subsidiaries (the "Company") at January 1, 2004 and January 2, 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 14 to the consolidated financial statements, the Company changed the method of accounting for intangible assets effective January 4, 2002.

PricewaterhouseCoopers LLP

Phoenix, Arizona
February 11, 2004

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

John B. Bohle [1, 3*, 4]
Independent Consultant
Los Angeles
Executive Recruiting

Frank J. Brady [1*, 2, 4]
Retired, formerly Audit Partner,
Ernst & Young LLP
Phoenix
Public Accounting

Gordon M. Burns [1, 2, 3, 5*]
Private Investor
Greenwich, CT

Linda C. Faiss [1, 3, 5]
Co-owner and President
Faiss Foley Merica LLC
Las Vegas
Public Relations and
Government Affairs

Robert M. Haddock [2*, 4]
President and
Chief Financial Officer
Aztar Corporation
Phoenix

Paul E. Rubeli [4*]
Chairman of the Board and
Chief Executive Officer
Aztar Corporation
Phoenix

John A. Spencer [1, 2, 5]
Retired, formerly Executive
Vice President and Chief
Financial Officer
Del Webb Corporation
Phoenix
Real Estate Development

* Denotes Committee Chair
1 Audit Committee
2 Finance Committee
3 Corporate Governance and Nominating Committee
4 Executive Committee
5 Compensation and Stock Option Committee

EXECUTIVE OFFICERS

Paul E. Rubeli
Chairman of the Board and
Chief Executive Officer

Robert M. Haddock
President and
Chief Financial Officer

Nelson W. Armstrong, Jr.
Vice President,
Administration, and
Secretary

Neil A. Ciarfalia
Treasurer

Joe Cole
Vice President, Corporate
Communications

Meridith P. Sipek
Controller

OPERATING OFFICERS

Dennis C. Gomes
President
Resort Operations

Gary J. Simpson
Senior Vice President
Finance and Development

James L. Brown
President and General
Manager
Casino Aztar Evansville

Hector H. Mon
President and General
Manager
Tropicana Resort and Casino,
Las Vegas

Susan G. Murphy
President and General
Manager
Ramada Express Hotel and
Casino, Laughlin

Pamela J. Popielarski
President and General
Manager
Tropicana Casino and Resort,
Atlantic City

George Stadler
Senior Vice President and
General Manager
Casino Aztar Caruthersville

SHAREHOLDER INFORMATION

Aztar Corporation common stock is traded on the New York Stock Exchange under the symbol AZR. Aztar had 5,462 shareholders of record as of March 18, 2004.

The annual meeting of shareholders of Aztar Corporation will be held at 11 a.m. Mountain Standard Time Thursday, May 13, 2004, at the Ritz-Carlton Hotel, 2401 E. Camelback Road, Phoenix, Arizona.

Shareholder address changes and inquiries regarding stock certificates may be directed to the company's transfer agent and registrar, Mellon Investor Services, LLC, P. O. Box 3315, South Hackensack, NJ 07606, or 85 Challenger Road, Ridgefield Park, NJ 07660. Inquiries also may be made by telephone at 800/301-3495 or on the Internet at www.melloninvestor.com.

Aztar's Annual Report on Form 10-K is filed with the Securities and Exchange Commission. For copies of this report at no charge, or for other information about the company, please write:

Aztar Corporation
Corporate Communications
2390 E. Camelback Road, Suite 400
Phoenix, Arizona 85016-3452
E-mail: azrcorp@aztar.com

Information about our company may also be obtained through our website at www.aztar.com.

AZTAR'S CASINOS

Tropicana Casino and Resort
Brighton Avenue and the Boardwalk
Atlantic City, NJ 08401-6390
609/340-4000 or 800/THE-TROP
www.tropicana.net

Tropicana Resort and Casino
3801 Las Vegas Boulevard South
Las Vegas, NV 89109
702/739-2222 or 800/634-4000
www.tropicanalv.com

Ramada Express Hotel and Casino
2121 S. Casino Drive
Laughlin, NV 89029
702/298-4200 or 800-2-RAMADA
www.ramadaexpress.com

Casino Aztar
421 NW Riverside Drive
Evansville, IN 47708
812/433-4000
www.casinoaztar.com

Casino Aztar
777 East Third Street
Caruthersville, MO 63830
573/333-6000
www.casinoaztarmo.com